SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

IMPERIAL SUGAR COMPANY

(Name of Subject Company)

IMPERIAL SUGAR COMPANY

(Name of Person(s) Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

453096208

(CUSIP Number of Class of Securities)

Louis T. Bolognini

Senior Vice President and General Counsel

Imperial Sugar Company

8016 Highway 90-A, P.O Box 9

Sugar Land, Texas 77487-0009

(281) 491-9181

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 1.	SUBJECT COMPANY INFORMATION.	3
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.	3
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.	4
ITEM 4.	THE SOLICITATION OR RECOMMENDATION.	14
ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.	26
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.	34
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.	34
ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.	35
ITEM 9.	EXHIBITS.	43
ANNEX A.	OPINION OF PERELLA WEINBERG PARTNERS.	A-1
ANNEX B.	SUBCHAPTER H (RIGHTS OF DISSENTING OWNERS) OF CHAPTER 10 (MERGERS, INTEREST EXCHANGES, CONVERSIONS AND SALES OF ASSETS) OF THE TEXAS BUSINESS ORGANIZATIONS CODE.	B-1

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Imperial Sugar Company, a Texas corporation (the “Company” or “Imperial Sugar”). The address of the principal executive offices of Imperial Sugar is 8016 Highway 90-A, P.O. Box 9, Sugar Land, Texas 77487-0009, and its telephone number is (281) 491-9181.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, without par value (which includes any of the Company’s common stock subject to vesting conditions (such shares, the “Restricted Shares”)), and any rights associated with the Company’s common stock issued pursuant to the Rights Agreement (as defined herein) (the “Rights” and together with the Company’s common stock, the “Common Shares,” each a “Common Share,” and, the holders of such Common Shares, “Shareholders”). As of the close of business on May 8, 2012, there were 50,000,000 Common Shares authorized. As of such date, 12,241,530 Common Shares were issued and outstanding, of which 215,838 were Restricted Shares.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address of Person Filing this Statement.

The name, address and telephone number of Imperial Sugar, which is the person filing this Schedule 14D-9, are set forth in Item 1(a), “Subject Company Information — Name and Address.” The Company’s website is www.imperialsugar.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer of Louis Dreyfus Commodities Subsidiary Inc.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“Parent”), to purchase all of Imperial Sugar’s outstanding Common Shares for $6.35 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated May 11, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal for Common Shares and Letter of Transmittal for Restricted Shares (as each is amended or supplemented from time to time), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, and are incorporated herein by reference. All of the limited liability company interests in Parent are owned, directly or indirectly, by Louis Dreyfus Commodities LLC (“LDC”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2012.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 1, 2012, among Imperial Sugar, Parent and Merger Sub (the “Merger Agreement”). The Merger Agreement provides, among other things, that following consummation of the Offer, the issuance of Common Shares pursuant to the top-up option granted to the Offeror in the Merger Agreement, if applicable, and subject to the satisfaction or waiver of each of the other applicable conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Texas Business Organizations Code (the “TBOC”), Merger Sub will merge with and into Imperial Sugar (the “Merger”), with Imperial Sugar continuing as the surviving corporation (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective

Time”), each outstanding Common Share (other than Common Shares owned, (i) by Parent, the Offeror or the Company, or any direct or indirect wholly-owned subsidiary of the Company or any other subsidiary of Parent, or (ii) by any Shareholders who properly perfect their appraisal rights under the TBOC in connection with the Merger) will be cancelled and converted into the right to receive the Offer Price without interest and subject to deduction for any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

References in this Schedule 14D-9 to our unaffiliated shareholders are deemed to refer to holders of our Common Shares other than members of our board of directors (the “Board of Directors”), our executive officers, Offeror, Parent, and LDC.

The Schedule TO states that the address of Offeror is 40 Danbury Road, P.O. Box 810, Wilton, Connecticut 06897-0810, and Offeror’s telephone number thereat is (203) 761-2351.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Arrangements with Directors and Executive Officers of the Company.

Arrangements between Imperial Sugar Company and Current Executive Officers and Directors.

Certain executive officers and directors of Imperial Sugar may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, those of our Shareholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to recommend that Shareholders accept the Offer and tender their Common Shares to Offeror pursuant to the Offer, the Board of Directors was aware of these potential conflicts of interests and considered them, along with other matters described below in Item 4(c), “The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the compensation arrangements between Imperial Sugar and its executive officers and directors and affiliates described in this Item 3, please also see the Company’s definitive proxy and information statement filed with the SEC on January 25, 2012, and incorporated by reference in Part III of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011.

Consideration Payable to Directors and Executive Officers Pursuant to the Offer in respect of Common Shares.

If the Imperial Sugar directors and executive officers identified below (the “Executive Officers”) were to tender any Common Shares they own into the Offer, they would receive the same cash consideration on the same terms and conditions as the other Shareholders in the Offer. As of May 9, 2012, the Imperial Sugar directors and Executive Officers owned an aggregate number of 229,770 Common Shares (other than Restricted Shares which are discussed below). If the Imperial Sugar directors and Executive Officers were to tender all such Common Shares for purchase into the Offer and those Common Shares were accepted for purchase by Offeror, the Imperial Sugar directors and Executive Officers would receive an aggregate of $1,459,040 in cash under the terms of the Offer. Concurrently with the execution and delivery of the Merger Agreement, John C. Sheptor, H.P. Mechler, Louis T. Bolognini, Patrick D. Henneberry, Raylene M. Carter and George Muller executed agreements to tender all of their Common Shares pursuant to the Offer.

Below is a list of our directors and executive officers as of the date hereof, stating their respective positions with the Company:

Name	Position
James J. Gaffney	Chairman of the Board
Ronald C. Kesselman	Director
Gaylord O. Coan	Director
David C. Moran	Director
John E. Stokely	Director
John K. Sweeney	Director
John C. Sheptor	Chief Executive Officer, President, Director
H.P. Mechler	Senior Vice President, Chief Financial Officer
Louis T. Bolognini	Senior Vice President, Secretary, General Counsel
Patrick D. Henneberry	Senior Vice President, Commodities Management
Raylene M. Carter	Vice President, Manufacturing
George Muller	Vice President, Administration

Consideration Payable to Executive Officers Pursuant to the Offer in Respect of Restricted Shares.

As of May 8, 2012, the Executive Officers held 169,736 Restricted Shares, which include Restricted Shares that are subject to both time-based and performance-based vesting conditions. In accordance with the terms of the award agreements for such Restricted Shares, all of the vesting, transfer and forfeiture provisions will lapse upon a change in control, which includes the consummation of the Offer. Restricted Shares may be tendered into the Offer, and, if the Executive Officers were to tender any Restricted Shares into the Offer, they would receive the same cash consideration as the other shareholders in the Offer, reduced by applicable tax withholding. If they were to tender all of their Restricted Shares into the Offer, and those Restricted Shares were accepted for purchase by Offeror, the Executive Officers would receive an aggregate of $1,077,824 in cash, under the terms of the Offer, but subject to reduction for applicable tax withholding.

Effect of Consummation of Offer and Merger on Stock Options, Restricted Shares and Restricted Stock Unit Awards.

All Restricted Shares will, upon the time the Offeror accepts the Common Shares for payment in the Offer (the “Acceptance Time”) fully vest, whether or not such Restricted Shares were tendered into the Offer. As fully vested Common Shares, upon the Effective Time, such Restricted Shares will be cancelled and converted into the right to receive the same per share price as the Offer Price. Assuming none of the Executive Officers tender their Restricted Shares into the Offer, they will not receive any cash payment pursuant to the Offer but will receive an aggregate of $1,077,824 in cash in connection with the Merger.

As of May 8, 2012, the Executive Officers and directors held 42,240 options to purchase Common Shares (“Stock Options”), including Stock Options that have an exercise price greater than the current trading price of our Common Shares and greater than the Offer Price (“Underwater Options”). All Stock Options are fully vested and exercisable. Upon the Effective Time of the Merger, each Stock Option that remains outstanding will be cancelled and converted into the right to receive the same per share price as the Offer Price less the per share exercise price, and all Underwater Options will be cancelled without any payment therefor. The Executive Officers and directors will not receive any cash payment pursuant to the Offer in respect of their Stock Options but will receive an aggregate of $27,914 in cash in connection with the Merger, reduced by applicable withholding taxes.

Each of our directors has been issued restricted stock units, with each such unit reflecting the right to receive one Common Share upon settlement (“Company RSU Award”). In accordance with the terms of their award agreements, Company RSU Awards must be settled with fully vested Common Shares within 5 days following a change in control, which includes the Offer. As fully vested Common Shares, upon the Effective Time of the Merger, each Common Share issued to the director in settlement of the Company RSU Award will be cancelled and converted into the right to receive the same per share price as the Offer Price. None of the directors will receive any cash payment pursuant to the Offer in respect of their Company RSU Awards but will receive an aggregate of $1,094,664 in cash in connection with the Merger.

Summary of Potential Payments upon or in Connection with a Change of Control to Named Executive Officers.

Imperial Sugar is party to agreements that provide change of control and severance benefits to its named executive officers (“NEOs”), namely: John C. Sheptor, H.P. Mechler, Louis T. Bolognini, Patrick D. Henneberry, and Raylene M. Carter. Imperial Sugar also maintains a severance plan applicable to executives and employees, which includes some of the NEOs and supplements the change of control and severance benefits to them under their agreements.

Change of control provisions applicable to our NEOs are either “single trigger,” meaning that the change of control event alone triggers either a payment or an acceleration of certain rights, or “double trigger,” meaning that the change of control coupled with either (a) the officer’s termination from service other than for “cause” (as that term is defined in the applicable NEO’s agreement) or (b) the officer’s resignation for “good reason” (as that term is defined in the applicable NEO’s agreement) within a certain period of time before or after the change of control, triggers the payment or accelerated right.

The change of control provision in each of our NEO’s respective agreements for the payment of severance is a double trigger. A double trigger for severance payments was selected because, generally, unless the NEO’s employment is terminated after the change of control, his or her cash compensation in the form of salary and/or annual bonus would continue from the acquiring entity and a severance payment would be based upon and intended to replace such salary and/or annual bonus amounts.

Imperial Sugar’s severance plan provides that the Company will pay for healthcare continuation benefits (medical, dental and vision) to participants for the duration of the severance period (which is 12 months for our NEOs) unless healthcare continuation is provided under another agreement. Such healthcare benefits are provided upon a termination of employment without cause (as defined therein) whether or not in connection with a change in control event. NEOs entitled to severance pay under an existing agreement are entitled solely to the healthcare continuation benefits of our severance plan.

The change of control provisions for Restricted Shares with time-based vesting and/or performance-based vesting are all single trigger and the vesting and settlement of such awards will automatically accelerate in connection with the Offer and Merger.

In addition, the Board of Directors has amended our fiscal 2012 Management Incentive Plan to provide that the payment of annual bonuses for 2012 to our Executive Officers and other employees, including our NEOs, will be accelerated and paid out in connection with the Offer and Merger based on targeted amounts irrespective of the achievement of performance targets, and, accordingly such cash payments, estimated to be $1,717,269.00 in the aggregate, are single trigger payments payable in connection with the Offer and Merger.

None of our NEOs are eligible for tax gross-up payments if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code. In addition, each of the agreements for our NEOs provide for a reduction in the severance payments (and solely for Mr. Sheptor, reduction in any payments and benefits) as necessary to render such excise tax inapplicable.

Agreements with our Named Executive Officers.

As noted above, we have entered into agreements with our NEOs. The agreements cover the payments that would be due to these individuals in the event of termination of employment by us without cause or termination of employment by the executive for good reason within a “protected period” (which generally commences 90 days prior to, and ends 18 months following, a change of control except with respect to Mr. Sheptor, whose “protected period” commences upon and ends one year following a change of control). In the event of a termination by us without cause or by any of Messrs. Sheptor, Henneberry and Bolognini for good reason in the absence of a change in control, we provide severance benefits under such NEOs’ employment agreements, as described more fully below. Mr. Mechler and Ms. Carter are eligible to receive severance benefits pursuant to the Imperial Sugar severance plan in the event of a termination by us without cause in the absence of a change in control, as described more fully below.

The terms are substantially identical in each of our NEO agreements except as otherwise noted below.

Termination Events.

Severance payments under the above termination event scenarios for each of our NEOs are summarized below.

Mr. Sheptor

•

Termination by the Company without cause or resignation by Mr. Sheptor for “good reason”. Mr. Sheptor would be entitled to receive: (i) a payment in an amount equal to 200% of his then-current annual base salary payable in a lump sum within 30 days following the termination date; (ii) a pro-rata bonus for the year of termination based on actual performance and payable at same time as bonuses are paid to other executives generally, (iii) 2 years of continued coverage under our health plans in which the executive participates (or shorter if the executive becomes eligible for similar plans form another employer); and (iv) outplacement benefits at a cost not to exceed $30,000.

•

In the event of a termination by the Company without cause or resignation by Mr. Sheptor for “good reason” within the 12 month period following a change of control, then the multiplier for the severance payment described in clause (i) above is increased from 200% to 300%, and if such termination occurred during the 2012 fiscal year, such pro rata bonus would be replaced by payment of his target bonus for 2012, in accordance with the amendment of our fiscal 2012 Management Incentive Plan, described above, with such amounts due subject to reduction if and until such payment (together with any other payments or benefits) would not otherwise trigger any excise tax imposed under Section 4999 of the Code. In addition, Mr. Sheptor would be entitled to the same benefits described in clauses (ii), (iii) and (iv) above.

Messrs. Henneberry and Bolognini

•

Termination by the Company without cause or resignation by the executive for good reason. Messrs. Henneberry and Bolognini would be eligible to receive a payment in an amount equal to 100% of the NEO’s then-current annual base salary payable in a lump sum within 30 days following the termination date. Pursuant to the Imperial Sugar severance plan, the Company covers the cost of his continued coverage under our healthcare plans for a period of 12 months.

•

In the event of a termination by the Company without cause or resignation by the executive for good reason within 90 days prior to, or 18 months following, a change of control, then the multiplier for the severance payment described above is increased from 100% to 150%, subject to reduction if and until such payment would not otherwise trigger any excise tax imposed under Section 4999 of the Code. In addition, the NEOs would be entitled to the same 12 months of paid healthcare benefits described above.

Mr. Mechler

•

Termination by the Company without cause. Pursuant to the Imperial Sugar severance plan, Mr. Mechler would be eligible to receive a payment in an amount equal to 100% of his then-current annual base salary payable in a lump sum within 10 days following the termination date, subject to the execution of a release of claims. In addition, the Company covers the cost of his continued coverage under our healthcare plans for a period of 12 months.

•

In the event of a termination by the Company without cause or resignation by Mr. Mechler for good reason within 90 days prior to, or 18 months following a change of control, Mr. Mechler would be entitled to receive in a lump sum payment an amount equal to 150% of his then-current annual base salary, subject to reduction if and until such payment would not otherwise trigger any excise tax imposed under Section 4999 of the Code and payable in a lump sum within 30 days following the termination date. In addition, Mr. Mechler would be entitled to the same 12 months of paid healthcare benefits described above.

Ms. Carter

•

Termination by the Company without cause. Pursuant to the Imperial Sugar severance plan, Ms. Carter would be eligible to receive a payment in an amount equal to 100% of the NEO’s then-current annual base salary payable in a lump sum within 10 days following the termination date, subject to the execution of a release of claims. In addition, the Company covers the cost of her continued coverage under our healthcare plans for a period of 12 months.

•

In the event of a termination by the Company without cause or resignation by Ms. Carter for good reason within 90 days prior to, or 18 months following a change of control, Ms. Carter would be entitled to receive in a lump sum payment an amount equal to 100% of her then-current annual base salary subject to reduction if and until such payment would not otherwise trigger any excise tax imposed under Section 4999 of the Code and payable in a lump sum within 30 days following the termination date. In addition, Ms. Carter would be entitled to the same 12 months of paid healthcare benefits described above.

For purposes of each our NEO’s employment agreements a change of control generally means the occurrence of any of the following events:

•	Any person or group acquires 40% or more of our stock;

•	A sale or other disposition of all or substantially all of the assets of the Company;

•	The majority of the members of our Board of Directors changes in any one-year period;

Voluntary resignation by the executive following a change of control. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the NEOs’ employment terminated for good reason.

Good reason. Termination by the NEO for “good reason” is generally a termination due to:

•	a material reduction in the executive’s base salary;

•	a material reduction in the executive’s authority, duties, or responsibilities;

•	a material relocation of the executive’s primary office at which services are performed; or

•

any material breach of the executive’s agreement (which would include the failure by us to obtain the unconditional assumption of our obligations to the executive under the agreement by any successor).

A termination for good reason generally requires the executive to notify us within 90 days of the event giving rise to “good reason” and our failure to cure the good reason event within 30 days.

Conditions to Receive Payment.

The covenants within the agreements for Messrs. Sheptor, Henneberry and Bolognini include various non-compete and non-solicitation provisions following a termination event including the prohibition for a specified period (the “Restriction Period”) from:

•

engaging in a business that is competitive with our current or planned business within the United States (excluding the trading of certain commodities as long as such trading is not conducted for a competitor);

•	requesting or advising any service provider, supplier or any customers to reduce or terminate any business it conducts with us;

•	soliciting or attempting to influence our employees to terminate their relationship with us; or

•	making statements or performing any actions to advance the interests of our competitors in any way that injures our reputation, goodwill or business interest.

For Mr. Sheptor, the Restriction Period is one year following any termination of employment and for Messrs. Henneberry and Bolognini, the Restriction Period is one year following any termination of employment unless the executive is terminated without cause or resigns for good reason during the Protected Period, in which case the Restriction Period is limited to 6 months.

The agreements for Mr. Mechler and Ms. Carter restrict the executive (i) for a period of six months from the date of termination from providing services to any of our competitors in North America, and (ii) for a period of one year following termination of employment from soliciting for employment our employees (or individuals who were employed by us in the prior six months).

See “Item 8(e). Additional Information — Golden Parachute Compensation” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the NEOs in connection with the Offer and completion of the Merger.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

As permitted by Section 7.001 of the TBOC, the Company’s amended and restated articles of incorporation contain a provision that eliminates the personal liability of its directors for monetary damages for any act or omission in a director’s capacity as a director. Such provision, however, does not eliminate a director’s liability for:

•	a breach of a director’s duty of loyalty to the Company or its shareholders;

•	an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office;

•	an act or omission for which the liability of a director is expressly provided for by statute; or

•	an act related to an unlawful stock repurchase or payment of a dividend.

Subchapter C of Chapter 8 of the TBOC allows a Texas corporation to indemnify its directors and officers (and former directors and officers) in a non-criminal proceeding to the extent described below if it is determined by either (a) a majority vote of the board of directors of the corporation who at the time of the vote are disinterested and independent, (b) a majority vote of a committee of the board of directors composed solely of one or more members who are disinterested and independent, including at the time of the vote, (c) special legal counsel selected by the board of directors or a committee of the board of directors by vote in accordance with

(a) or (b), as the case may be, (d) a vote of shareholders of the corporation that excludes shareholders that are directors or officers who are not disinterested and independent, or (e) a unanimous vote of the shareholders of the corporation, that the director or officer (or former director or officer) in question acted in good faith and reasonable believed (x) in the case of conduct in such person’s official capacity, that his or her conduct was in the best interests of the corporation or (y) in any other case, his or her conduct was not opposed to the best interests of the corporation. A Texas corporation may indemnify its directors and officers (and former directors and officers) against a judgment, including an arbitration award, and expenses (as defined in Section 8.001 of the TBOC), other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding. Furthermore, a Texas corporation may advance expenses to a current director or officer after the corporation receives (i) a written affirmation by the person of the person’s good faith belief that the person has met the standard of conduct necessary for indemnification and (ii) a written undertaking by or on behalf of the person to repay the amount advanced if the final determination is that the person has not met the standard or that indemnification is prohibited by Section 8.102 of the TBOC. The foregoing summary of permissive indemnification of directors and officers of a Texas corporation does not purport to be complete and is therefore qualified in its entirety by reference to Subchapter C of Chapter 8 of the TBOC.

As permitted by Subchapter C of Chapter 8 of the TBOC, the Company’s bylaws provide that it shall indemnify, and advance expenses (as defined in Section 8.001 of the TBOC) to, any person who is, or is threatened to be made, a witness in or a party to any proceeding by reason of (i) his status as a director, officer, employee or agent of the Company or (ii) his service at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company, to the fullest extent permitted by applicable law. The indemnification provided for in the bylaws shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any applicable law, bylaw, agreement, insurance, arrangement, vote of shareholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Company may, to the extent authorized by the Board of Directors, provide rights to indemnification and to the advancement of expenses to its employees and agents similar to those conferred to its directors and officers as described above.

The Company has insurance policies providing for indemnification of its NEOs and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud. The preceding discussion of Subchapter C of Chapter 8 of the TBOC and the Company’s bylaws previously filed with the SEC is not intended to be exhaustive and is qualified by Subchapter C of Chapter 8 of the TBOC and the Company’s bylaws.

Pursuant to the Merger Agreement, Parent and the Surviving Corporation will cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of Imperial Sugar or any of its subsidiaries, board members continuing on the Board of Directors between completion of the Offer and completion of the Merger (as described below under “— Representation on the Board of Directors”) (the “Continuing Directors”) and the fiduciaries of any Imperial Sugar benefit plans (collectively, the “Indemnified Parties”) as provided in (i) Imperial Sugar’s organizational documents or (ii) otherwise in effect on May 1, 2012 as disclosed in the Imperial Sugar disclosure letter to Parent or entered into after May 1, 2012 in accordance with the Merger Agreement, in each case to survive the Offer and the Merger and to continue in full force and effect without any modification that would affect materially and adversely the rights of such Indemnified Parties for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any such applicable document.

Pursuant to the Merger Agreement, Parent and the Surviving Corporation will maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by

Imperial Sugar (including such coverage held for the benefit of members of the litigation special committee of the Board of Directors and coverage obtained for members of such committee, and for Continuing Directors, in each case for the period between the completion of the Offer and the Effective Time) or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement) so long as Parent and the Surviving Corporation are not required to pay a premium in excess of 300% of the last annual premium paid by Imperial Sugar for such insurance before the date of the Merger Agreement (such 300% amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation will, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of these arrangements, before the Effective Time, Imperial Sugar will be entitled to purchase one or more six (6) year “tail” prepaid directors’ and officers’ liability insurance policies covering the matters described in this paragraph and for the benefit of the persons who, as of the date of the Merger Agreement and as of the Effective Time, are covered by the directors’ and officers’ liability insurance policies maintained by Imperial Sugar, and, if Imperial Sugar elects to purchase such policies before the Effective Time, then Parent and the Surviving Corporation’s obligations described in this paragraph will be satisfied so long as Parent and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates or merges with any other entity and it is not the surviving entity of such consolidation or merger or if it transfers or conveys all or substantially all of its properties and assets to any other entity, then, pursuant to the Merger Agreement, Parent and the Surviving Corporation will take all necessary action so that the successors or assigns, as the case may be, will succeed to the obligations set forth in the paragraph above.

The foregoing summary of the provisions of the Merger Agreement related to the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Parent and Merger Sub.

The Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase entitled “Conditions to the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Parent, Merger Sub and Imperial Sugar in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or Imperial Sugar in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or Imperial Sugar. The representations and warranties contained in the Merger Agreement were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Guarantee.

As an inducement to Imperial Sugar to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Parent and Merger Sub have provided Imperial Sugar with a guarantee of Louis Dreyfus Commodities LLC (the “Guarantee”) in favor of Imperial Sugar guaranteeing, up to a maximum amount of $150,000,000, (x) the full and prompt payment and performance when due of all Parent’s and Merger Sub’s duties and obligations arising under, or in connection with, the Merger Agreement and (y) payment of all reasonable documented out-of-pocket expenses, legal and/or otherwise, paid or incurred by Imperial Sugar in defending, enforcing or collecting upon the Guarantee in any litigation, bankruptcy or insolvency proceedings or otherwise to the extent the Company is successful in such action. The foregoing summary of the Guarantee does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions and is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Amended Rights Plan.

In connection with Imperial Sugar’s execution of the Merger Agreement, Imperial Sugar and Computershare Shareowner Services LLC, as rights agent (the “Rights Agent”), entered into a Second Amendment to Rights Agreement, dated as of May 1, 2012 (the “Amended Rights Agreement”). The Amended Rights Agreement amended the Rights Agreement, dated as of December 31, 2002 (as amended by that certain Amendment to Rights Agreement, dated as of October 10, 2008, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Rights Agreement”), between Imperial Sugar and the Bank of New York, to exempt the Merger Agreement, the transactions contemplated therein and certain related matters from the application of the Rights Agreement. The foregoing summary of the Amended Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Rights Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement.

On April 13, 2012, the Company and LDC executed an exclusivity agreement (as amended, the “Exclusivity Agreement”), pursuant to which Imperial Sugar agreed for a period not to solicit, initiate or knowingly facilitate or encourage any inquires or indication of interest, or participate in any discussions with another person regarding a takeover proposal, or approve or recommend a takeover proposal, or enter into a letter of intent or agreement regarding a takeover proposal with another person. The period of exclusivity began on April 13, 2012 and was agreed to continue until the earliest of (i) 5:00 p.m. EDT on April 30, 2012, (ii) the date that Imperial Sugar entered into a transaction agreement with LDC or (iii) the date on which LDC notified Imperial Sugar that it did not wish to pursue a potential transaction with Imperial Sugar or determined to reduce the proposed offer price per Common Share below $6.35. The parties amended the Exclusivity Agreement on April 29, 2012 to extend the period of exclusivity to 11:59 p.m. EDT on April 30, 2012. The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement and the amendment thereto, which are filed as Exhibit e(8) and Exhibit e(9), respectively, hereto and are incorporated herein by reference.

Confidentiality Agreement.

On July 22, 2011, the Company and LDC executed a confidentiality agreement (as amended, the “Confidentiality Agreement”), pursuant to which LDC agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, for a period of three years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating and implementing a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives on a “need to know” basis or as may be required by law. Under the Confidentiality Agreement, LDC also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of 15 months from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, LDC would not solicit the Company’s executive employees. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and the amendments thereto, which are filed as Exhibit e(5), Exhibit e(6) and Exhibit e(7), respectively, hereto and are incorporated herein by reference.

Supply Relationship.

Imperial Sugar has previously purchased raw sugar from Louis Dreyfus Sugar Company and Louis Dreyfus Sugar Merchandising LLC, affiliates of Parent and Merger Sub. Raw sugar is used in the production of its refined sugar products. Imperial Sugar does not have a written supply agreement with these entities. Individual contracts are entered into when Imperial Sugar has a need for raw sugar and chooses to purchase the commodity from Louis Dreyfus Sugar Company or Louis Dreyfus Sugar Merchandising LLC. In the two years prior to the date hereof, Imperial Sugar purchased approximately $33 million of raw sugar from these entities (which represents less than 5% of Imperial Sugar’s total raw sugar purchases during the period).

Representation on the Board of Directors.

If the Offeror accepts Common Shares for payment pursuant to the Offer, subject to compliance with applicable law and the applicable Marketplace Rules of the NASDAQ Stock Market LLC, the Merger Agreement provides that Merger Sub will become entitled to designate such number of members, rounded up to the next whole number, of the Board of Directors as is equal to the product of (i) the total number of directors on the Board of Directors (after giving effect to the directors designated by Merger Sub pursuant to the Merger Agreement) multiplied by (ii) the percentage that the aggregate number of Common Shares at such time beneficially owned by Parent, Merger Sub and any of their affiliates bears to the total number of Common Shares then issued and outstanding. The Company is obligated to take all actions necessary to effect the foregoing, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, including promptly increasing the size of its Board of Directors, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with Merger Sub’s designees. Notwithstanding the foregoing, following the appointment of Merger Sub’s designees and until the effective time of the Merger, the Company will cause the Board of Directors to maintain at least three directors who are currently members of the Board of Directors, are not officers, directors or employees of Parent, Merger Sub or any of their affiliates and who are independent directors as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and for purposes of Rule 10A-3 under the Exchange Act.

Pursuant to the Merger Agreement, if Merger Sub’s designees constitute a majority of the Board of Directors, the approval of a majority (or in the case where there are two or fewer, all) of such independent directors will (in addition to the approval rights of the Board of Directors or the Shareholders as may be required by the Company’s organizational documents or applicable law) be required in order to (i) amend, modify or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations or other acts of Parent or the Offeror under the Merger Agreement, (iii) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, (iv) amend the Company’s organizational documents in a manner that adversely affects or would reasonably be expected to adversely affect the Shareholders (other than Parent, Merger Sub or any other direct or indirect subsidiary of Parent (together with Parent and Merger Sub, the “Parent Affiliates”), (v) make any Adverse Change Recommendation (as defined in the Merger Agreement) or (vi) take any other action of the Board of Directors under or in connection with the Merger Agreement if such action would adversely affect (in a non-de minimis manner), or would reasonably be expected to adversely affect (in a non-de minimis manner), the holders of Common Shares (other than any Parent Affiliates). The foregoing summary of the provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation/Recommendation.

At a meeting held on April 30, 2012, the Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the holders of Common Shares and unanimously (1) determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Imperial Sugar and its shareholders, (2) approved the Merger Agreement and all of the transactions contemplated by the Merger Agreement, and (3) determined to recommend that the holders of Shares accept the Offer and tender their Shares to the Offeror pursuant to the Offer, and, if necessary under applicable law, vote in favor of the approval of the Merger Agreement.

Accordingly, the Company Board of Directors unanimously recommends that holders of Common Shares accept the Offer and tender all of their Common Shares in the Offer.

A copy of the press release announcing the Company’s entering into the Merger Agreement is filed as Exhibit (a)(1)(G) hereto and is incorporated by reference.

(b) Background of the Transaction.

Background of the Merger

As part of the ongoing management and oversight of Imperial Sugar’s business, the Board of Directors and senior management regularly review and discuss Imperial Sugar’s performance, risks, opportunities and overall strategic direction. As part of these discussions, and in light of economic, competitive and other conditions, the Board of Directors and senior management have from time to time evaluated the possibility of pursuing various strategic alternatives as part of their ongoing effort to strengthen Imperial Sugar’s business and enhance shareholder value.

In August 2010, addressing concerns regarding the pace of operational improvements in Imperial Sugar’s Port Wentworth facility following the 2008 explosion in that facility, and in light of the approaching expiration of Imperial Sugar’s option to purchase the 50% equity interest of its joint venture partner in Wholesome Sweeteners Incorporated (“Wholesome Sweeteners”), the Board of Directors launched a series of initiatives aimed at exploring the operational, financing and strategic opportunities available to Imperial Sugar. As part of this effort, the Board of Directors determined to engage an investment banking firm to advise on potential strategic alternatives for Imperial Sugar, including a potential sale of Wholesome Sweeteners. Following discussions with several potential firms, the Board of Directors determined to engage Perella Weinberg Partners (“Perella Weinberg”) in September 2010.

Following their engagement, Perella Weinberg conducted due diligence on Imperial Sugar and worked with management to evaluate the strategic alternatives available to Imperial. At the Board of Directors meeting in December 2010, Perella Weinberg presented the Board of Directors with its initial analysis of potential transactions available to the Board of Directors for maximizing shareholder value, including a sale of Imperial Sugar, the sale of joint venture interests or other strategic assets. Following extensive discussion, the Board of Directors authorized Perella Weinberg to commence contacting potential buyers to explore a range of potential transactions.

During January and February 2011, Perella Weinberg contacted 22 parties to determine potential interest in a transaction. In an effort to maintain an efficient process and to minimize distraction of management away from operations, and based upon the conclusion of Imperial Sugar and its advisors that the combination of demands on Imperial Sugar’s liquidity and its limited scope of operations would render Imperial Sugar a difficult acquisition target for a private equity buyer, this initial outreach focused on potential strategic buyers. Perella Weinberg continued discussions with interested parties over the month of February and, in late February, entered into confidentiality agreements with, and commenced distributing confidential materials and bid instructions to, eight parties that had expressed interest in participating in the process. Bidders were invited to propose an acquisition of the entire company, an acquisition of Wholesome Sweeteners or a purchase of core refinery operations.

In mid-March 2011, Imperial Sugar received preliminary indications of interest from three parties, including two for purchases of the entire company and one for an acquisition of Wholesome. Two additional parties submitted preliminary indications of interest over the subsequent week, one for an acquisition of the entire company and the other for an acquisition of core refinery operations. Two parties indicated that they would not be continuing in the process. One party requested additional time to make a proposal.

At a meeting of the Board of Directors in late March 2011, Perella Weinberg reported on the preliminary indications of interest received to date. Following extensive discussion of progress to date and the prospects for the process to result in a value-maximizing transaction, the Board of Directors determined to invite the three parties that had made proposals to acquire the entire company to continue their due diligence investigation, with the aim of receiving more refined proposals by May. In addition, the Board of Directors identified an additional potential bidder for Imperial Sugar and instructed Perella Weinberg to explore that party’s interest in a transaction. That party elected not to participate in the process.

In early April 2011, Perella Weinberg received a preliminary indication of interest for an acquisition of Imperial Sugar, from the party that had earlier requested additional time to make a proposal. That party was also invited to continue to the next round of the process.

Over the months of April through June 2011, potential acquirers were given access to an online dataroom and to management presentations and site visits. Over this period, a number of parties indicated they would not continue in the process, and Imperial Sugar authorized several participants to either add strategic or financial partners or to join with existing participants to develop joint bids. In mid-May 2011, Perella Weinberg distributed an instruction letter requiring submission of final, binding bids by late June, to the four remaining bidding groups.

In late May 2011, a representative of LDC contacted an employee of Imperial Sugar and asked if Imperial Sugar was exploring strategic alternatives. The Imperial Sugar employee referred the call to Perella Weinberg. A representative of Perella Weinberg called the LDC representative on the same day. Several days later, representatives of LDC and Perella Weinberg held a conference call and, shortly following that call, at the direction of Imperial Sugar, Perella Weinberg provided LDC with initial information regarding Imperial Sugar and a draft non-disclosure agreement.

During the months following the engagement of Perella Weinberg, the Board had regularly discussed with Perella Weinberg and counsel at Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), counsel to the Board of Directors, what action to take in connection with the upcoming expiration of Imperial Sugar’s option to purchase the 50% equity interest of its joint venture partner in Wholesome Sweeteners. At a meeting of the Board of Directors in late May, Perella Weinberg provided a detailed analysis of the value of Wholesome

Sweeteners, the views expressed by bidders for Imperial Sugar as to how the exercise of the option would relate to the sales process for the entire company, the financing implications of exercising the option and the relative merits of exercising the option or allowing it to lapse. Following extensive discussion among the advisors, directors and management, the Board of Directors determined to allow the existing option to expire unexercised.

During May and June 2011, management and Perella Weinberg continued to respond to due diligence requests and distributed a draft merger agreement to be marked and included in the next round of bids.

Through the first two weeks of June 2011, two of the four bidding groups informed Perella Weinberg that they would not be submitting bids for Imperial Sugar and the two other bidders each requested extensions in submitting their bids. In early July, each of the other two bidders informed Perella Weinberg that they would not be submitting a binding offer for Imperial Sugar, as their valuations of Imperial Sugar were below Imperial Sugar’s then-current stock price.

In late June 2011, representatives of LDC again contacted Imperial Sugar and had a subsequent discussion with Perella Weinberg to indicate their interest in a transaction with Imperial Sugar, noting that LDC would be providing a markup of the draft non-disclosure agreement.

On a telephonic Board of Directors meeting in early July 2011, Perella Weinberg updated the Board on the progress of Imperial Sugar’s sales process. Perella Weinberg informed the Board of Directors that, following a dramatic increase in Imperial Sugar’s stock price beginning in May, the second round of bidding had failed to attract any actionable proposals for a sale of Imperial Sugar. Following extensive discussion among the Board of Directors, members and advisors, the Board of Directors determined to suspend the sales process.

In late July 2011, LDC executed a non-disclosure agreement with Imperial Sugar.

Following the decline in Imperial Sugar’s stock price in early August, Imperial Sugar authorized Perella Weinberg to reinitiate contact with previous participants in the sales process to measure interest and recommence discussions. As part of this process, in mid-August 2011, Perella Weinberg contacted representatives of LDC to commence LDC’s due diligence review of Imperial Sugar and provided LDC with a confidential information memorandum regarding Imperial Sugar.

On September 7, 2011, representatives of LDC and Perella Weinberg held a conference call to discuss the planning of meetings with management of LDC and Imperial Sugar to discuss Imperial Sugar’s business, operations and financial information. On September 13, 2011, at the direction of Imperial Sugar, Perella Weinberg provided LDC with access to Imperial Sugar’s electronic data room.

On September 20-21, 2011, representatives of LDC attended a management presentation and site visit with representatives of Imperial Sugar and Perella Weinberg in Savannah, Georgia.

From August 2011 through December 2011, management and Perella Weinberg engaged in discussions and/or provided due diligence information to 12 different parties with respect to a sale of Imperial Sugar, including several potential private equity buyers. Also during this period, Imperial Sugar commenced exploring a sales transaction for Imperial Sugar’s interest in Wholesome Sweeteners.

On November 17, 2011, LDC indicated to Perella Weinberg that they were interested in partnering with a financial buyer for a potential acquisition of Imperial Sugar. At the direction of Imperial Sugar, Perella Weinberg later referred LDC to a private equity fund that had previously expressed interest in a transaction.

During the fall of 2011, Imperial Sugar took several actions to address concerns regarding Imperial Sugar’s liquidity in light of Imperial Sugar’s operating losses, commodity margin calls and substantial capital expenditure requirements since the 2008 Port Wentworth accident, as well as Imperial Sugar’s pension contribution requirements. In November 2011, Imperial Sugar suspended its quarterly dividend. In December 2011, Imperial Sugar and its lenders agreed to an amendment of Imperial Sugar’s credit agreement, which modified the minimum EBITDA financial covenants in that facility, subject to an availability trigger, until the earlier of April 15, 2012 or such time as availability exceeds $50 million. Also in December 2011, Imperial Sugar sold its investment in Louisiana Sugar Refining, LLC, rather than make additional capital contributions necessitated by the joint venture’s financial condition.

During its December 5, 2011 meeting, the Board of Directors received a briefing by counsel at Paul Weiss and management on various restructuring alternatives that the Board of Directors might consider if warranted by Imperial Sugar’s financial condition. Following extensive discussion, the Board of Directors authorized management to interview financial advisors to advise on restructuring alternatives.

On December 14, 2011, Imperial Sugar filed with the SEC a notice stating that, as Imperial Sugar had not received audited financial statements of its joint venture, Louisiana Sugar Refining, LLC, Imperial Sugar would be delayed in filing its Annual Report on Form 10-K for the year ended September 30. As part of that notice, Imperial Sugar disclosed its expectation that the Form 10-K when filed would include an explanatory paragraph from Imperial Sugar’s independent registered public accounting firm expressing substantial doubt about Imperial Sugar’s ability to continue as a going concern.

In the December 14, 2011 filing, Imperial Sugar disclosed that it was currently in compliance with the covenants of its bank credit agreement, but that future cash needs, including capital expenditures, pension contributions, and margin requirements of the commodity futures program, as well as the need to fund possible future operating losses in the event current margin pressures continue, could trigger the applicability of financial covenants and other restrictions contained in the bank credit agreement. The notice went on to state that, in such an event, it was possible that Imperial Sugar would not be in compliance with such covenants and would need to seek a waiver from its lenders in order to avoid an event of default under the bank credit agreement.

On December 15, representatives of LDC and Perella Weinberg discussed a number of business matters concerning Imperial Sugar.

In a December 16, 2011 telephonic meeting of the Board of Directors, members of management briefed the board on interviews and negotiations management had held with financial advisors for engagement in connection with exploring restructuring alternatives. Based upon the content of their proposal, and in light of their extensive familiarity with Imperial Sugar, the Board of Directors determined to expand Perella Weinberg’s engagement to encompass consideration of restructuring alternatives. As a precaution against a weakening in Imperial Sugar’s liquidity position, management was instructed to commence analysis and preparation for a potential Chapter 11 filing if one became necessary.

On January 2, 2012, a representative of Perella Weinberg contacted LDC and inquired about the status of LDC’s discussions with the potential private equity partner.

On January 13, 2012, Perella Weinberg provided the parties then actively engaged in the sales process with a bid process letter, asking for indications of interest by January 30, 2012. The parties receiving that instruction letter included a consortium of two strategic parties (Group A), a second consortium of two strategic parties (Group B), and two other strategic parties acting independently (Bidder C and Bidder D), and an additional strategic party leading a consortium of strategic parties (Bidder E). In late January, Bidder C informed Perella Weinberg that they would not be submitting a bid on January 30 due to an inability to find value and would withdraw from the process. Also in late January, Perella Weinberg was contacted by another strategic bidder (Bidder F) with interest in participating in the sales process. In light of a lack of activity on their part, Bidder G was not provided with a bid process letter at that time, but they were verbally informed of the bid date by a representative of Perella Weinberg.

From January 30 to February 1, 2012 Imperial Sugar received several indications of interest in a potential transaction. Bidder E submitted a bid for an asset acquisition at a value of $30 million to $40 million for Imperial Sugar’s Port Wentworth and Gramercy facilities. Group B submitted an indication of interest valuing Imperial Sugar at $2.94 to $3.78 per share. Bidder D informed Perella Weinberg that they were withdrawing from the process. LDC submitted a letter affirming their interest in pursuing an acquisition.

At a February 1, 2012 meeting, Perella Weinberg provided the Board of Directors with an analysis of the challenges facing Imperial Sugar, including volatile operational performance, a challenging financial outlook for 2012 and substantial capital expenditure needs and pension funding obligations. Perella Weinberg then provided the Board with an analysis of a range of strategic alternatives to be considered in light of these challenges, including a sale of Imperial Sugar, obtaining a minority investment while remaining a public company, engaging in a strategic acquisition, pursuing deferral of Imperial Sugar’s pension obligations, as well as various alternatives that would be available in a Chapter 11 restructuring process. Perella Weinberg also provided an update on the sales processes for the entire company and for Wholesome Sweeteners. Following extensive discussion, the Board instructed management and its advisors to continue their analysis and discussions with respect to a Chapter 11 filing in order that Imperial Sugar would prepared if such filing became necessary. The Board of Directors further instructed management and the advisors to focus their efforts in the sales process on those parties most likely to reach a viable acquisition proposal, so as to limit the amount of unnecessary distraction to management as they addressed Imperial Sugar’s operational and liquidity issues.

Also on February 1, 2012, LDC sent a letter to Perella Weinberg advising that LDC was continuing discussions with the private equity investor but that LDC had refocused its efforts on evaluating a transaction that it would undertake on its own.

On February 6, 2012, at the direction of Imperial Sugar, Perella Weinberg advised LDC that it should provide a non-binding indication of interest for an acquisition of Imperial Sugar if it desired to remain in the process.

On February 13, 2012, LDC submitted a non-binding indication of interest for an acquisition which, subject to an extensive list of detailed conditions, valued Imperial Sugar’s equity at between $83 million and $97 million (implying a per share price of $6.55 to $7.65).

On February 15, 2012, Perella Weinberg in a telephone conference with management of LDC, advised that LDC’s preliminary valuation was sufficient to move forward with discussions and due diligence and that Perella Weinberg would be delivering a letter on the process for submitting a definitive proposal for acquiring Imperial Sugar.

Also in February, Imperial Sugar held preliminary discussions with two private equity firms (PE Firm A and PE Firm B) concerning possible transactions. On February 24, 2012, Perella Weinberg received a proposal by an additional strategic bidder (Bidder G) for a combination of Imperial Sugar with a foreign joint venture in which Bidder G held a 50% interest. Also on that day, Perella Weinberg received a term sheet from PE Firm A proposing a capital investment in Imperial Sugar in the form of senior secured debt with detachable warrants. PE Firm B notified Perella Weinberg on March 1, 2012 that they were no longer interested in a transaction with Imperial Sugar. Through the month of February, Perella Weinberg and Imperial Sugar continued to facilitate due diligence investigations by the various parties in the sales process, including organizing site visits and calls with management.

On March 1, 2012, representatives of LDC conducted due diligence meetings with Imperial Sugar management in Sugar Land, Texas.

Between March 5 and March 16, 2012, representatives of LDC conducted site visits at Imperial Sugar’s Sugar Land headquarters, Gramercy packaging facility and Port Wentworth refinery.

On March 7, 2012, Perella Weinberg in a teleconference advised a representative from LDC and a representative from Barclays that bidding instructions would be sent later in the week, and Imperial Sugar wanted a more developed indication of interest from LDC to provide to the Board of Directors at its March 22, 2012 meeting. LDC advised Perella Weinberg that it was unlikely LDC could provide a bid by March 22, but that due diligence was progressing and LDC might be in a position by the end of the month or early April to submit a bid.

On March 7, 2012, a representative of McGrath North Mullin & Kratz, PC LLO, counsel to LDC (McGrath North) contacted a representative of Paul Weiss to discuss whether Imperial Sugar would be receptive to a transaction structured as a tender offer rather than a merger. The Paul Weiss representative confirmed Imperial Sugar would be receptive to such a proposal.

Also on March 7, 2012, Imperial Sugar announced it had entered into a definitive agreement to sell its interest in Wholesome Sweeteners.

Also on March 7, 2012, Group A submitted an indicative bid valuing Imperial Sugar at $6.00 per share. The bid was subject to extensive conditions, including approval of the respective lenders of Group A’s members, negotiation of employment agreements with key personnel, securing of a revolving credit facility by Group A and completion of due diligence. The letter requested a 60-day exclusivity period. Later that day, representatives of Perella Weinberg informed representatives of Group A that the level of conditionality in Group A’s proposal was too great to justify granting exclusivity. Representatives of Perella Weinberg and Group A spoke a number of times over the following days regarding Group A’s desire for an extended period of exclusivity.

On March 15, 2012, Perella Weinberg provided updated bid instruction letters to Group B and LDC, requesting final, binding bids, together with a mark-up of a draft merger agreement, by April 4, 2012. Also that day, Perella Weinberg informed PE Firm A that Imperial Sugar would reconnect with respect to PE Firm A’s proposal following completion of the Wholesome Sweeteners sale if Imperial Sugar then remained interested in discussing the proposal.

On March 21, Perella Weinberg provided Group A with the updated bid instruction letter and advised Group A to address the level of conditionality included in their March 7 proposal. Also on March 21, Perella Weinberg was advised by Bidder G that its joint venture partner was not interested in moving forward with a combination of Imperial Sugar with the joint venture.

On March 21, 2012, LDC sent a letter to Imperial Sugar care of Perella Weinberg, advising the Imperial Sugar Board in advance of its meeting on March 22, 2012 of the resources committed by LDC to an evaluation of Imperial Sugar, and that LDC was working diligently to complete its due diligence and internal review and approval process to meet the April 4, 2012 deadline set by Imperial Sugar.

On March 22, 2012, Bidder F contacted Perella Weinberg and verbally indicated a preliminary value range for Imperial Sugar of $6.70 to $7.00 per share. Upon discussion with, and at the direction of, Imperial Sugar, Perella Weinberg provided access to the data room to Bidder F. Perella Weinberg also advised Bidder F of the April 4 deadline for the submission of final offers which had been communicated to the other bidders.

On April 4, 2012 and April 5, 2012, Perella Weinberg received final acquisition proposals, including marked drafts of the merger agreement, from Group A and from LDC, respectively. Group A’s proposal contemplated a merger of Imperial Sugar for cash consideration of $6.00 per share, subject to substantially the same conditions previously included in their March 7, 2012 proposal. While Group A’s proposal was not contingent upon obtaining acquisition financing, it was conditioned on Group A putting in place a revolving credit facility and it noted the need for its lenders to conduct their own due diligence investigation. As in their March 7 proposal, Group A requested 60 days of exclusivity and included a categorical list of due diligence matters to be addressed prior to signing a definitive agreement. LDC’s proposal contemplated a tender offer for Imperial Sugar, also at a price of $6.00 per share. The LDC proposal requested an exclusivity period of 14 days and included a substantial, but targeted, list of remaining due diligence items. The draft merger agreement included in LDC’s proposal included a list of specific closing conditions tied to the status of various litigation, regulatory and environmental issues previously disclosed by Imperial Sugar. LDC’s proposal was not conditioned on obtaining financing. The draft merger agreement included in Group A’s proposal did not include these specific conditions, but it did include a general condition that Group A’s due diligence investigation have been completed to Group A’s satisfaction in their sole discretion.

Also on April 4, 2012, Perella Weinberg received a proposal from Bidder G, proposing a transaction in which Bidder G’s 50% interest in their joint venture discussed above would be contributed to Imperial Sugar in exchange for common stock valued at market price, together with an investment in convertible debt securities.

In the days following receipt of the April 4 and 5 proposals, each of Perella Weinberg and Paul Weiss conducted detailed reviews of the proposals and their respective terms. On April 9, 2012, the Board of Directors held a telephonic meeting, together with management and advisors, to discuss the bids. On that call, a representative of Baker & McKenzie LLP, antitrust counsel to Imperial Sugar, discussed the relative risks of antitrust issues arising from the proposals. A representative of Perella Weinberg then provided an update on the sales process and a description of the proposals received on April 4, 2012. The Perella Weinberg representative noted that the proposal by Group A was essentially the same proposal made by Group A a month earlier. He noted surprise that, given the previous advice to tighten their bid and the weeks passed, that Group A had not managed to reduce their outstanding diligence requests and come forward with a more solid bid. The Perella Weinberg representative proceeded to address the LDC proposal, noting that LDC had largely completed its due diligence. A representative of Paul Weiss next walked the directors through a detailed comparison of the material terms of the two draft merger agreements.

Following the discussion of the two acquisition proposals, the Perella Weinberg representative provided an overview of the proposal received from Bidder G. He noted that the Bidder G proposal would be more appropriate as an alternative to a restructuring than as an alternative to an acquisition of Imperial Sugar, given the complexity of the proposed structure, the absence of a premium to Imperial Sugar’s stock price and the need to conduct due diligence on the joint venture.

Following an extensive discussion, the Board of Directors instructed Perella Weinberg to respond to each of LDC and Group A, first in an effort to increase each party’s valuation of Imperial Sugar and, if that could be achieved, to specify the aspects of the proposals that would need to be changed for Imperial Sugar to consider exclusivity.

Following the April 9, 2012 Board of Directors call, Perella Weinberg was advised by Group B that they had not submitted a bid for Imperial Sugar because their valuations were below the market price of Imperial Sugar and that they were withdrawing from the process.

On April 9, 2012, representatives of Perella Weinberg contacted representatives of each of LDC and Group A, relaying the message of the Board of Directors seeking an increase in valuation. In conversations between Perella Weinberg and Group A on April 10, 2012, representatives of Group A informed Perella Weinberg that Group A was not willing to increase its valuation above the $6.00 included in their April 4 offer. Also on April 9, representatives of Paul Weiss and McGrath North discussed the list of closing conditions included in LDC’s draft and the changes Imperial Sugar would require to grant exclusivity.

On April 12, 2012, a representative of Barclays informed Perella Weinberg that LDC was prepared to increase its bid to $6.30 per share in exchange for a two-week exclusivity period. Also that day, a representative of McGrath North informed Paul Weiss that LDC was prepared to remove the list of closing conditions previously discussed.

On the evening of April 12, 2012, the Board of Directors held a telephonic meeting, together with management and advisors. A representative of Perella Weinberg updated the Board of Directors on the conversations over the preceding days. The Board of Directors engaged in an extensive discussion regarding the benefits and risks of entering into an exclusivity agreement with LDC, noting among other issues the benefit of locking in a valuation at a significant premium to market, the high level of commitment and diligence that had been demonstrated by LDC in the process to date and the belief that a short exclusivity period would encourage LDC to be reasonable in its negotiations, as compared to the risk of losing negotiating power by ceasing negotiations with a second active bidder. Following a broad ranging discussion, the Board of Directors concluded that, in light of Group A’s unwillingness to increase their valuation, the absence of significant progress in Group A’s due diligence investigation over the preceding weeks, the relative execution risk indicated by Group A’s continued demand for 60 days of exclusivity, broad remaining due diligence and their requirement to implement a new revolving credit facility in connection with the transaction, the opportunity offered by the LDC proposal justified granting LDC two weeks of exclusivity. Following this discussion, the Board of Directors instructed Perella Weinberg to make one more effort to secure a higher valuation of Imperial Sugar.

On April 13, 2012, at the direction of Imperial Sugar, Perella Weinberg informed Barclays that the Board of Directors would not be prepared to grant exclusivity unless LDC increased its offer. Barclays indicated a willingness on the part of LDC to consider a small increase in value but only after seeing exactly what form of exclusivity would be granted. To this end, Paul Weiss provided McGrath North with a markup of LDC’s draft exclusivity agreement that had been included in the LDC proposal. Over the course of that day, representatives of Paul Weiss and McGrath North on several calls worked to resolve outstanding issues on the exclusivity agreement. After those issues had largely been resolved, Barclays advised Perella Weinberg that LDC was prepared to increase its price to $6.35 in exchange for a two-week exclusivity period. During the evening of April 13, 2012, the parties completed and executed an agreement granting LDC exclusivity through 5:00 p.m., Eastern Time, on April 30, 2012.

On April 14, 2012, representatives of Paul Weiss and McGrath North had a conference call to discuss high level issues with respect to the draft merger agreement and process for the upcoming weeks. Also beginning April 14, 2012, and over the following days, representatives of Imperial Sugar and Perella Weinberg exchanged numerous calls and emails with LDC and its representatives in response to outstanding diligence requests.

On April 16, 2012, Paul Weiss provided McGrath North with a revised draft of the merger agreement. Also on April 16, 2012, LDC and Imperial Sugar amended their confidentiality agreement to implement additional restrictions with respect to potentially commercially sensitive information.

On April 19, 2012, representatives of Paul Weiss and McGrath North held a conference call to discuss the Paul Weiss draft merger agreement.

On April 20, 2012, Imperial Sugar received a non-binding indication of interest from Bidder F, valuing Imperial Sugar at $6.70 to $7.00. The letter stated that Bidder F had reviewed the contents of Imperial Sugar’s on-line data room, that additional diligence remained to be done, and that Bidder F was optimistic, following early discussions with several lenders, regarding such lenders’ interest in financing a transaction. Later that day, in accordance with the terms of their exclusivity letter, a representative of Paul Weiss informed a representative of McGrath North that Imperial Sugar had received a non-binding indication of interest for an acquisition of Imperial Sugar.

On April 21, 2012, McGrath North provided Paul Weiss with a revised draft of the merger agreement.

On April 24, 2012, representatives of LDC, McGrath North, Barclays, Imperial Sugar, Paul Weiss and Perella Weinberg met in the offices of Paul Weiss for a detailed discussion of outstanding issues with respect to the merger agreement.

Over the following days, the parties held numerous phone calls in an effort to resolve open issues and to satisfy outstanding due diligence requests. On April 25, 2012, Paul Weiss provided McGrath North with drafts of a parent guaranty to be provided by Louis Dreyfus Commodities LLC in support of the obligations of Parent under the merger agreement, and of an amendment to Imperial Sugar’s shareholder rights plan to be executed in connection with the merger agreement. Also that day, McGrath North provided Paul Weiss with a draft form of tender and voting agreement.

On April 26, 2012, representatives of McGrath North and Paul Weiss had numerous phone calls and emails in an effort to resolve open issues on the transaction documents, including a request, reflected in a markup of the draft parent guaranty, that the parent guaranty be subject to an aggregate dollar cap.

On April 27, 2012, representatives of McGrath North and Paul Weiss had additional phone calls and emails in an effort to resolve outstanding issues.

On April 28, 2012, the Board of Directors held an in person meeting in the Washington, D.C. offices of Paul Weiss, with two members participating by phone, together with representatives of management, Perella Weinberg, Paul Weiss, Baker & McKenzie, and Baker Botts L.L.P., Texas counsel to Imperial Sugar. At that meeting, a representative of Perella Weinberg provided the Board of Directors with an overview of the review of strategic alternatives and of the various stages of the sales process conducted over the preceding nineteen months. A representative of Perella Weinberg then provided an overview of Perella Weinberg’s financial analysis of the transaction. A representative of Paul Weiss, together with a representative of Baker Botts, then reviewed with the directors their fiduciary duties. The Paul Weiss representative then reviewed with the Board of Directors the terms of the merger agreement and the related transaction documents, and updated the board as to the issues that remained outstanding.

The Board of Directors then engaged in an extensive discussion of the sales process to date, the matters considered, assumptions and methodologies employed by Perella Weinberg in their financial analysis and the relative value of the LDC transaction as compared to the proposals made by Group A and Bidder F. As part of that discussion, the Board considered, among other matters, the scope of work that remained to be done by Bidder F to reach a definitive offer for Imperial Sugar – based both on the description in Bidder F’s proposal and on Perella Weinberg’s and Imperial Sugar’s understanding of the level of due diligence that Bidder F had completed to date – as well as on the Bidder F’s indication that it would require third party financing and that its discussions with financing sources were still preliminary. Based on these factors, the Board of Directors determined that, notwithstanding the nominally higher value offered by Bidder F’s letter, Bidder F did not offer a sufficiently compelling opportunity to justify endangering the transaction with LDC.

During the following two days, representatives of Paul Weiss and McGrath North held numerous calls to resolve open issues in the merger agreement and related documents. In the evening of April 29, 2012, the Board held a telephonic meeting, in which a representative of Paul Weiss updated the Board of Directors on the progress of negotiations since the prior meeting. The Paul Weiss representative noted that a short list of material open issues remained outstanding. On that call, the Board of Directors, management and advisors engaged in an extensive discussion of the remaining issues. The representatives of Perella Weinberg and Paul Weiss each reported having received requests from LDC’s advisors to extend the exclusivity period then due to expire at 5:00 p.m., eastern, on the following day, April 30, 2012. Following discussion, the Board of Directors authorized the granting of an extension to 11:59 p.m. on April 30, 2012.

Over the course of April 30, 2012, representatives of Paul Weiss and McGrath North held numerous calls to resolve the remaining issues, reaching final positions, subject to confirmation by their respective clients, by the evening of April 30, 2012.

On the evening of April 30, 2012, the Board, together with the Executive Compensation Committee of the Board, held a joint telephonic meeting, with all members in attendance, together with representatives of management, Perella Weinberg, Paul Weiss, Baker Botts and Baker & McKenzie. On the call, a representative of Paul Weiss informed the Board of Directors of the proposed final resolutions of the remaining issues. A representative of Perella Weinberg then delivered its oral opinion to the Board of Directors, which was subsequently confirmed in a written opinion, dated April 30, 2012, that the consideration of $6.35 per share in cash to be received by holders of Imperial Sugar’s common stock in the tender offer and the merger was fair, from a financial point of view, to such holders. Following such discussions, the Executive Compensation Committee of the Board of Directors adopted certain resolutions necessary to give effect to the treatment of the various incentive equity securities in the merger agreement. Then, after consideration of the proposed terms of the merger agreement and the other transaction agreements, the presentations previously provided by Perella Weinberg and Paul Weiss at the April 28, 2012, Board of Directors meeting, including the receipt of Perella Weinberg’s fairness opinion, and taking into account the other factors described below under the heading “ — Reasons for the Recommendation”, the Board of Directors unanimously (i) determined that the merger agreement and all of the transactions contemplated by this merger agreement are advisable and in the best interests of Imperial Sugar and its shareholders, (ii) approved the agreement and all of the transactions contemplated by the Agreement, and (iii) determined to recommend that the holders of Imperial Sugar’s common stock accept the Offer and tender their shares of common stock to Merger Sub pursuant to the Offer, and, if necessary under applicable law, vote in favor of the approval of the merger agreement.

Following the Board of Directors call, the parties proceeded to finalize the transaction documents. On the morning of May 1, 2012, Parent, Merger Sub and Imperial Sugar executed the merger agreement, and all other ancillary documents were executed and delivered. Thereafter, prior to the opening of trading of Imperial Sugar’s stock, Imperial Sugar and LDC issued a press release announcing the execution of the merger agreement and related documents.

(c) Reasons for the Recommendation.

The Board of Directors has unanimously determined that the Merger Agreement is advisable to and in the best interests of Imperial Sugar and its Shareholders and has authorized and unanimously approved the Offer and Merger and recommended that the holders of Common Shares accept the Offer and tender all of their Common Shares in the Offer.

In reaching its determination of the fairness of the terms of the Offer and Merger, and in reaching its decision to approve the Merger Agreement and recommend that the holders of Common Shares accept the Offer and tender their Common Shares in the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors considered a variety of factors weighing in favor of the Offer and the Merger, as well as the risks associated with the Offer and the Merger, including, among others, the material factors listed below.

Expected Benefits of the Offer and the Merger.

The Offer and the Merger are expected to result in several benefits to all Shareholders, including the following factors which the Board of Directors viewed as supporting its recommendation and determination. Where the following section discusses factors or changes that could potentially impact the financial performance or profitability of Imperial Sugar, or the price or trading range of the Common Shares, the discussion is intended to refer to the Board of Directors’ consideration of the potential impact on the value of Common Shares held by the Shareholders.

•

The Board of Directors considered their belief that the Offer and the Merger represented the surest and best prospect for maximizing shareholder value, based on the Board of Directors’ assessment, after consultation with Imperial Sugar’s legal and financial advisors, of the alternatives reasonably available to Imperial Sugar.

•

The Board of Directors considered that Imperial Sugar, with the assistance of its management and advisors, had conducted a robust process for the sale of Imperial Sugar and had solicited interest from an extensive list of third parties, had responded to the parties that made inbound calls and unsolicited proposals and had executed confidentiality agreements with interested parties.

•

The Board of Directors considered that 25 potential bidders were contacted, and an additional 4 potential bidders initiated contact with Imperial Sugar, between January 2011 and April 13, 2012, the date when exclusive negotiations with LDC began, that more than 13 of such parties or groups of parties had signed confidentiality agreements and been provided with confidential information regarding Imperial Sugar.

•

The Board of Directors considered the continuing challenges to Imperial Sugar’s liquidity following the 2008 accident at Imperial Sugar’s Port Imperial facility, including capital expenditures, pension contributions, and margin requirements of the commodity futures program, as well as the need to fund possible future operating losses, the risk that such challenges could result in a failure to satisfy the financial covenants under Imperial Sugar’s credit facility, and the limitations such challenges would place on Imperial Sugar’s ability to improve operations and work toward profitability as a stand-alone, public company.

•

The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board of Directors noted that the Offer Price represented an approximate 57% premium to Imperial Sugar’s closing stock price on April 30, 2012, the last trading day prior to the announcement of the execution of the Merger Agreement and the Offer, and an approximate 50% premium to Imperial Sugar’s trailing 30-day volume weighted average stock price.

•

The Board of Directors considered their belief that the transaction, by providing a fixed cash price to Shareholders, eliminates the risk of the continued and demonstrated volatility of Imperial Sugar’s equity price in the public markets, as well as the risks posed by the continuing challenges to Imperial Sugar’s liquidity.

•

The Board of Directors considered Imperial Sugar’s right to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior proposal, subject to the payment of a $3,500,000 termination fee, the payment of Parent’s expenses up to $1,500,000 and certain other conditions, and in the event of certain breaches or failures by Parent of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

•

The Board of Directors considered the financial analyses presented to the Board of Directors by Perella Weinberg, as well as the opinion of Perella Weinberg, dated April 30, 2012, delivered to the Board of Directors to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $6.35 cash per share consideration to be received by the holders of Common Shares (other than any Parent Affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

•

The Board of Directors considered the fact that the transaction is structured as a tender offer and a second step merger, which can often be completed more promptly than would have been the case with a one-step merger, meaning that all Shareholders can receive the consideration value for their Common Shares more promptly.

•

The Board of Directors considered the fact that the obligations of Parent and Merger Sub under the Merger Agreement are not subject to a financing condition and that the obligations of Parent are guaranteed by LDC up to an amount of $150,000,000.

The Board of Directors also considered potential risks associated with the Offer and the Merger in connection with their evaluation of the fairness of the proposed transaction, including:

•

The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if Imperial Sugar does not perform its obligations under the Merger Agreement in all material respects.

•

The provisions in the Merger Agreement permitting Parent to terminate the Merger Agreement, subject to certain conditions, in the event that (i) (A) the Board of Directors shall have made an Adverse Change Recommendation, (B) the Company shall have failed to include the Company Board Recommendation in this Schedule 14D-9, or (C) the Board of Directors fails to publicly reaffirm the Company Board Recommendation within 10 calendar days after receipt of a written request by Parent to provide such reaffirmation following a publicly made Takeover Proposal, (ii) (A) the Board of Directors approves, endorses or recommends a Superior Proposal or (B) a tender offer or exchange offer for all outstanding Common Shares is commenced and the Board of Directors recommends in favor of such tender offer or exchange offer by its shareholders, or (iii) the Company breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (A) would give rise to the failure of the conditions to the Offer and (B) has not been cured by the Company (provided such breach is curable by the Company) within the earlier of the Termination Date (as defined in the Merger Agreement) and within 20 business days after the Company’s receipt of written notice of such breach from Parent.

•

The risks and costs to Imperial Sugar if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•

The covenant in the Merger Agreement prohibiting Imperial Sugar from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•

The provision in the Merger Agreement requiring Imperial Sugar to pay, if the Merger Agreement is terminated under certain circumstances, a $3,500,000 termination fee and/or reimburse Parent’s expenses up to $1,500,000.

•

The covenants in the Merger Agreement requiring Imperial Sugar’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on Imperial Sugar prior to the completion of the Merger, which could delay or prevent Imperial Sugar from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•

The fact that Shareholders who tender their Common Shares (or whose Common Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of Imperial Sugar and will not benefit from any future appreciation in the value of Imperial Sugar.

•	The fact that the all-cash consideration in the transaction will be taxable for U.S. federal income tax purposes.

•	The matters described above in Item 3(a), “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Imperial Sugar.”

In addition to the above, the Board of Directors considered the following material factors in concluding that the transaction is procedurally fair to all Shareholders:

•	The fact that Imperial Sugar retained an independent financial advisor and legal counsel (both transaction counsel and special Texas counsel) to render advice with respect to the proposed transaction.

•	The Board of Directors’ experience and familiarity with potential transaction partners and transaction considerations.

•

The Board of Directors’ ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger in the event of a superior proposal, subject to the payment of a $3,500,000 termination fee, the payment of Parent’s expenses up to $1,500,000 and certain other conditions of the Merger Agreement.

The Board of Directors based its ultimate respective decisions on its business judgment that the benefits of the Offer and the Merger to Shareholders outweigh the negative considerations. The Board of Directors determined that the Offer and the Merger represent the best reasonably available alternative to maximize shareholder value with the least risk of non-completion. The Board of Directors also considered the historical trading prices of Imperial Sugar’s stock, including, as discussed above, the fact that the Offer Price represents an approximate 57% premium to Imperial Sugar’s closing stock price on April 30, 2012, the last trading day prior to the announcement of the execution of the Merger Agreement and the Offer, and an approximate 50% premium to Imperial Sugar’s trailing 30-day volume weighted average stock price, and the financial analyses conducted by Perella Weinberg regarding Imperial Sugar. The Board of Directors, having reviewed the financial information and projections provided by management to Perella Weinberg found Perella Weinberg’s use of such projections, at the direction of Imperial Sugar’s management, to be reasonable, subject to the underlying assumptions regarding the nature of the financial projections as described in Item 8(j), “Additional Information — Projected Financial Information” below, and having understood the assumptions and data contained within Perella Weinberg’s financial analyses, considered and adopted as their own the financial analyses of Perella Weinberg in the course of reaching their respective decisions.

This discussion of the information and factors considered by the Board of Directors includes the material positive and negative factors considered by the Board of Directors but is not intended to be exhaustive and may not include all of the factors considered by the Board of Directors. The Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Imperial Sugar and its Shareholders. Rather, the Board of Directors conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Company management and Imperial Sugar’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board of Directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board of Directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in Item 8(l), “Additional Information — Forward-Looking Statements.”

(d) Intent to Tender.

Directors and Officers.

To Imperial Sugar’s knowledge, after making reasonable inquiry, Imperial Sugar has been advised that James J. Gaffney, Gaylord O. Coan, David C. Moran, John K. Sweeney, John C. Sheptor, H.P. Mechler, Louis T. Bolognini, Patrick D. Henneberry, Raylene M. Carter and George Muller intend to tender all of their Common Shares pursuant to the Offer. Concurrently with the execution and delivery of the Merger Agreement, John C. Sheptor, H.P. Mechler, Louis T. Bolognini, Patrick D. Henneberry, Raylene M. Carter and George Muller executed agreements to tender all of their Common Shares pursuant to the Offer. For a discussion regarding the Board of Directors’ decision with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Imperial Sugar retained Perella Weinberg as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter between Imperial Sugar and Perella Weinberg, Imperial Sugar agreed to pay $3,000,000, payable upon the closing of the Offer, for Perella Weinberg’s services. In addition, Imperial Sugar agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

The full text of Perella Weinberg’s written opinion, dated April 30, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex A and is incorporated by reference herein. Holders of Common Shares are urged to read the opinion carefully and in its entirety. The opinion does not address Imperial Sugar’s underlying business decision to enter into the Merger Agreement or the relative merits of the transaction as compared with any other strategic alternative which may have been available to Imperial Sugar. The opinion does not constitute a recommendation to any holder of Common Shares as to whether such holder should tender its Common Shares in the Offer or how such holder should vote or otherwise act with respect to the Offer or the Merger or any other matter and does not in any manner address the prices at which Common Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection with such transactions by, any of the Parent Affiliates or any other holders of any other class of securities, creditors or other constituencies of Imperial Sugar. Perella Weinberg provided its opinion for the information and assistance of the Board of Directors in connection with, and for the purposes of its evaluation of, the Offer or the Merger. This summary is qualified in its entirety by reference to the full text of the opinion, which is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

Opinion of the Financial Advisor to the Imperial Sugar Board of Directors.

The Board of Directors retained Perella Weinberg to act as its financial advisor in connection with the Offer and the Merger. The Board of Directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the industries in which Imperial Sugar conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On April 30, 2012, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Board of Directors that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the $6.35 cash per share consideration to be received by the holders of Common Shares (other than any of the Parent Affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Perella Weinberg’s written opinion, dated April 30, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex A and is incorporated by reference herein. Holders of Common Shares are urged to read the opinion carefully and in its entirety. The opinion does not address Imperial Sugar’s underlying business decision to enter into the Merger Agreement or the relative merits of the transaction as compared with any other strategic alternative which may have been available to Imperial Sugar. The opinion does not constitute a recommendation to any holder of Common Shares as to whether such holder should tender its Common Shares in the Offer or how such Shareholder should vote or otherwise act with respect to the Offer or the Merger or any other matter and does not in any manner address the prices at which Common Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection with the Offer or the Merger by, any of the Parent Affiliates or any other holders of any other class of securities, creditors or other constituencies of Imperial Sugar. Perella Weinberg provided its opinion for the information and assistance of the Board of Directors in connection with, and for the purposes of its evaluation of, the Offer or the Merger. This summary is qualified in its entirety by reference to the full text of the opinion, which is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Imperial Sugar;

•

reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of Imperial Sugar, in each case, prepared by management of Imperial Sugar (the “Company Forecasts”);

•	discussed the past and current operations, financial condition and prospects of Imperial Sugar with senior executives of Imperial Sugar;

•	compared the financial performance of Imperial Sugar with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•

reviewed the historical trading prices and trading activity for the Common Shares, and compared such price and trading activity of the Common Shares with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the premia paid in certain publicly available transactions, which Perella Weinberg believed to be generally relevant;

•

reviewed certain financial forecasts relating to historical periods of the business of Imperial Sugar prepared by its management and compared them to actual financial results and discussed such comparison with management;

•	reviewed a draft dated April 30, 2012 of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of Imperial Sugar that information furnished by them for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, Perella Weinberg was advised by management of Imperial Sugar and assumed, with the consent of the Board of Directors, that such Company Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Imperial Sugar as to the future financial performance of Imperial Sugar and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Imperial Sugar, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of Imperial Sugar. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Imperial Sugar informed Perella Weinberg of, and Perella Weinberg took into account in arriving at its opinion, Imperial Sugar’s liquidity position and potential capital requirements. Perella Weinberg assumed that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by Perella Weinberg and that the Offer and the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the Offer and the Merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Imperial Sugar. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the $6.35 cash per share consideration to be received by the holders of Common Shares (other than the Parent Affiliates) pursuant to the Merger Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement (or any related agreement) or the form or structure of the Offer and the Merger or the likely timeframe in which the Offer and the Merger would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, whether relative to the $6.35 cash per share consideration to be received by the holders of the Common Shares pursuant to the Merger Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did Perella Weinberg’s opinion address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Imperial Sugar had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Imperial Sugar to enter into the Offer or the Merger or the relative merits of the Offer and the Merger as compared with any other strategic alternative which may have been available to Imperial Sugar.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of the date thereof. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a brief summary of the material financial analyses performed by Perella Weinberg and reviewed by the Board of Directors in connection with Perella Weinberg’s opinion relating to the Offer and the Merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Analysis of Implied Transaction Premia and Multiples.  Perella Weinberg calculated the implied premium represented by the $6.35 cash per share consideration to be received by the holders of Common Shares in the Offer and the Merger relative to the following:

•	the closing market price per share of Common Shares on April 30, 2012, or the Reference Date;

•	the closing market price on the date on which the Parent made its final bid, the 52-week low and the 52- week high, in each case of Common Shares;

•	the volume weighted average price, or VWAP, per share of Common Shares for each of the one-month, two-month, three-month and six-month periods ended on the Reference Date; and

•	the average closing market price per share of Common Shares for each of the one-month, two-month, three-month and six-month periods ended on the Reference Date.

The results of these calculations are summarized in the following table:

	Price for Period Ended on the Reference Date	Implied Premium
Closing Price on Reference Date	$4.05	56.8%
Final Bid Date (04/13/12)	$3.99	59.1%
52-week low (01/10/12)	$2.55	149.0%
52-week high (08/02/11)	$25.68	(75.3)%

	VWAP for Period Ended on the Reference Date	Implied Premium
One-month average	$4.25	49.3%
Two-month average	$5.24	21.1%
Three-month average	$5.68	11.8%
Six-month average	$5.23	21.3%

	Price for Period Ended on the Reference Date	Implied Premium
One-month average	$4.21	50.9%
Two-month average	$4.77	33.2%
Three-month average	$4.88	30.0%
Six-month average	$4.69	35.3%

In the analysis of implied multiples, Perella Weinberg first derived the implied enterprise value of Imperial Sugar based on the $6.35 cash per share consideration to be received by the holders of Common Shares in the Offer and the Merger. Enterprise value for Imperial Sugar was calculated as the aggregate value of Imperial Sugar’s fully diluted equity (based on the total number of fully diluted outstanding Common Shares and the $6.35 cash per share consideration) plus (i) debt at book value, pro forma for the cash proceeds received in connection with the sale of Imperial Sugar’s 50% interest in Wholesome Sweeteners, Incorporated to an affiliate of Arlon Capital Partners, plus (ii) liabilities associated with Imperial Sugar’s pension plan, net of the associated tax attributes, less (iii) cash and cash equivalents, all as provided by Imperial Sugar management. At $6.35 cash per share consideration to be received by the holders of Common Shares pursuant to the Merger Agreement, the implied enterprise value for Imperial Sugar was calculated to be approximately $182 million. Perella Weinberg also reviewed historical and estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for Imperial Sugar for certain periods described below.

In this analysis, Perella Weinberg calculated enterprise value, or EV, as a multiple of estimated EBITDA for fiscal years 2012 and 2013 based on the Company Forecasts (adjusted for pension expense). The results of these analyses are summarized in the following table:

Financial Metric	Multiple Based on $6.35 Cash Per Share Consideration
EV/EBITDA FY 2012E	9.0x
EV/EBITDA FY 2013E	7.7x

Historical Stock Trading.  Perella Weinberg reviewed the historical trading price per share of Common Shares for the twelve month period ending on the Reference Date. Perella Weinberg noted that Imperial Sugar’s stock had fallen by 70.4% over the last twelve months while the share price of Rogers Sugar, another pure play sugar company, was up 3.7% for the same period, an equal weighted index of peer companies with exposure to the sugar business (e.g., Associated British Foods and Tate & Lyle) was up 19.3% for the same period and an equal weighted index of peer companies in the large-scale commercial agriculture business (e.g., Bunge, Corn

Products and Archer Daniels-Midland) was down 4.6% for the same period. Perella Weinberg also noted that the range of closing market prices per share of Common Shares over the last twelve months was $2.67 to $24.49 and that the average price per share over the last twelve months was $9.20.

Selected Publicly Traded Companies Analysis.  Perella Weinberg reviewed and compared certain financial information for Imperial Sugar to corresponding financial information, ratios and public market multiples for the following publicly traded companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Perella Weinberg determined to be relevant to its analysis. Although none of the following companies is identical to Imperial Sugar, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Imperial Sugar in one or more respects including the nature of their business, size, financial performance and geographic concentration.

Selected Publicly Traded Companies
Archer Daniels-Midland
Bunge
Tate & Lyle
Associated British Foods
Corn Products
Rogers Sugar

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on SEC filings for historical information and third-party research estimates from Factset for forecasted information. For Imperial Sugar, Perella Weinberg made calculations based on the financial forecasts prepared by Imperial Sugar management.

With respect to Imperial Sugar and each of the selected companies, Perella Weinberg reviewed enterprise value as a multiple of estimated EBITDA and share price to estimated earnings per share, in each case for fiscal years 2012 and 2013. The results of these analyses are summarized in the following table:

Selected Peer Companies	EV/ FY2012E EBITDA	EV/FY2013E EBITDA	Share Price/FY 2012E Earnings	Share Price/FY 2013E Earnings
Range	6.9x- 8.6x	6.4x - 8.9x	10.2x - 14.1x	9.2x 12.9x
Median	7.5x	7.0x	11.8x	10.8x
Imperial Sugar (Company Forecasts)	7.6x	6.5x	NM	NM
Imperial Sugar ($6.35 cash per share consideration)	9.0x	7.7x	NM	NM

Based on the multiples calculated above and Perella Weinberg’s analyses of the various selected publicly traded companies and on judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 6.5x - 7.5x to apply to FY 2012E EBITDA of Imperial Sugar and 6.0x - 7.0x to apply to FY 2013E EBITDA of Imperial Sugar. Perella Weinberg noted that this analysis implied a per share equity reference range for the common stock of Imperial Sugar of $2.29 - $3.92 with respect to FY 2012E EBITDA of Imperial Sugar and $3.15 - $5.05 with respect to FY 2013E EBITDA of Imperial Sugar and compared that to the $6.35 cash per share consideration to be received by the holders of shares of Imperial Sugar common stock pursuant to the Merger Agreement. Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Imperial Sugar’s business. Accordingly, Perella Weinberg’s comparison of selected companies to Imperial Sugar and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Imperial Sugar.

Discounted Cash Flow Analysis.  Perella Weinberg conducted a discounted cash flow analysis for Imperial Sugar by first calculating the present value as of March 31, 2012 of the estimated standalone unlevered free cash flows that Imperial Sugar could generate for fiscal years 2012 through 2016. Estimates of unlevered free cash flows used for this analysis utilized the financial forecasts prepared by Imperial Sugar management. Perella Weinberg then calculated a terminal value assuming a range of perpetual growth rates ranging from 0.5% to 2.5% that it applied to Imperial Sugar’s estimated normalized 2016 unlevered free cash flow. Perella Weinberg calculated the present values of the forecasted unlevered free cash flows and the terminal value by using a range of discount rates from 11.5% to 13.5% based on calculations of the weighted average cost of capital of Imperial Sugar. Perella Weinberg then added the present values of unlevered free cash flows generated over the period described above to the present values of the terminal values, thereby creating a range of implied enterprise values for Imperial Sugar (adjusted for the value of the net operating losses and pension liabilities of Imperial Sugar, in each case with information relating thereto provided by Imperial Sugar management). From this range of implied enterprise values, Perella Weinberg derived a range of implied equity values for Imperial Sugar. These analyses resulted in the following reference ranges of implied enterprise values and implied equity values per share of Common Shares:

Range of Implied Enterprise Present Value	Range of Implied Present Value Per Share
(in millions)
$96 - $148	$0.84 - $5.20

Selected Transactions Analysis.  Perella Weinberg analyzed certain information relating to selected precedent transactions in the sugar industry, domestically and internationally, from June 2001 to March 2012 which, in the exercise of its professional judgment, Perella Weinberg determined to involve relevant public companies having operations similar to Imperial Sugar. The selected transactions analyzed were the following:

Domestic

Transaction Announcement	Target	Acquirer

March 2012	Wholesome Sweeteners	Arlon Capital Partners
February 2007	Tate & Lyle Canada Ltd. (RedPath)	American Sugar Refining, Inc.
August 2005	Holly Sugar Corp.	Southern Minnesota Beet Sugar Co-Op
August 2004	Monitor Sugar Co.	Michigan Sugar Company, Inc.
January 2002	Lantic Sugar	Rogers Sugar Inc.

International

Transaction Announcement	Target	Acquirer

July 2010	Sucrogen Ltd.	Wilmar International Limited
July 2010	Tate & Lyle plc (EU Sugar Refining Ops)	American Sugar Refining, Inc.
November 2008	Azucarera Ebro, S.L.	British Sugar plc
July 2008	Danisco Sugar A/S	Nordzucker AG
July 2006	CSM Suiker B.V.	Koninklijke Cooperatie Cosun U.A.
May 2006	Illovo Sugar Ltd.	Associated British Foods plc
July 2005	Napier Brown Foods plc	Real Good Food Company
November 2002	Beghin-Say	Origny Naples
June 2001	Saint Louis Sucre S.A.	Suedzucker AG

For each of the selected transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of last twelve months’, or LTM, EBITDA. Such multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The results of these analyses are summarized in the following table:

Selected Transactions
Enterprise Value / LTM EBITDA	Range	Median
Domestic	4.1x - 8.6x	7.6x
International	4.0x - 9.3x	6.8x

Based on the multiples calculated above and Perella Weinberg’s analyses of the various selected transactions and on judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 7.0x - 8.0x to apply to FY 2012E EBITDA of Imperial Sugar. Perella Weinberg applied such range of multiples to Imperial Sugar’s estimated EBITDA for fiscal year 2012 to derive an implied per share equity reference range for the common stock of Imperial Sugar of $3.10 to $4.73 and compared that to the $6.35 cash per share consideration to be received by the holders of shares of Imperial Sugar common stock pursuant to the Merger Agreement. Perella Weinberg did not apply such range of multiples to Imperial Sugar’s LTM EBITDA because Imperial Sugar did not have positive EBITDA during such period. Perella Weinberg observed that, as discussed above under “Analysis of Implied Premia and Multiples,” the implied enterprise value of Imperial Sugar based on the $6.35 cash per share consideration as a multiple of estimated EBITDA for fiscal years 2012 and 2013 was 9.0x and 7.7x, respectively.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger or Imperial Sugar.

Illustrative Premiums Paid Analysis.  Perella Weinberg analyzed the median premiums paid in 100% cash acquisitions, mixed cash and stock acquisitions and 100% stock acquisitions of publicly traded companies over the prior five years with transaction values of $50 to $500 million, where greater than a 50% stake in the target company was acquired. For each of the transactions, based on publicly available information obtained from Dealogic, Perella Weinberg calculated the premiums of the offer price in the transaction to the target company’s closing stock price one day and one month prior to the announcement of the transaction. The results of these analyses are summarized in the table below:

	Selected Transactions Premiums Paid (3 Years Prior)
	100% Cash	Mixed Cash and Stock	100% Stock
One Day Prior	33%	40%	27%
One Month Prior	37%	45%	10%

	Selected Transactions Premiums Paid (5 Years Prior)
	100% Cash	Mixed Cash and Stock	100% Stock
One Day Prior	31%	40%	27%
One Month Prior	34%	44%	24%

Perella Weinberg applied a range of premiums paid from 25% to 40% to the share price of Common Shares on the Reference Date to derive an implied per share equity reference range for the Common Shares of Imperial Sugar of $5.06 to $5.67 and compared that to the $6.35 cash per share consideration to be received by the holders of Common Shares pursuant to the Merger Agreement. Perella Weinberg also observed that, as discussed above under “Analysis of Implied Premia and Multiples,” the implied premium represented by the $6.35 cash per share consideration to be received by the holders of Common Shares pursuant to the Merger Agreement relative to $4.05, the closing market price per share of Common Shares on the Reference Date, was 56.8%, while the implied premium to Imperial Sugar’s closing stock price one month prior to the Reference Date was 35.4% respectively.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Imperial Sugar or the Offer or the Merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the board of directors of Imperial Sugar as to the fairness, from a financial point of view, as of the date of such opinion, of the $6.35 cash per share consideration to be received by the holders of Common Shares (other than any of the Parent Affiliates) pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the financial forecasts prepared by Imperial Sugar management, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of Imperial Sugar, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by Imperial Sugar management or third parties.

As described above, the opinion of Perella Weinberg to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Offer and the Merger. Perella Weinberg was not asked to, and did not, recommend the specific consideration provided for in the Merger Agreement, which consideration was determined through negotiations between Imperial Sugar and Parent.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Imperial Sugar or Parent or any of their respective affiliates. Perella Weinberg has been serving as a financial advisor to Imperial Sugar with respect to certain strategic matters and has received customary compensation therefor. During the two year period prior to the date of Perella Weinberg’s opinion, no other material relationship existed between Perella Weinberg and its affiliates and Imperial Sugar or Parent pursuant to which compensation was received by Perella Weinberg or its affiliates; however Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Imperial Sugar or Parent and their respective affiliates and in the future may receive compensation for the rendering of such services.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Common Shares have been effected during the past 60 days by Imperial Sugar or, to the knowledge of Imperial Sugar, any current Executive Officer, director, affiliate or subsidiary of Imperial Sugar, other than (i) Common Shares received as compensation in the ordinary course of business in connection with Imperial Sugar’s employee benefit plans and (ii) the Top-Up Option described below in Item 8(f).

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(a) Anti-Takeover Statutes and Provisions.

As a Texas corporation, the Company is subject to Subchapter M of Chapter 21 of the TBOC, which imposes certain restrictions upon business combinations involving the Company. In general, Section 21.606 of the TBOC would prevent an “affiliated shareholder” (generally defined in Section 21.602 of the TBOC as a person beneficially owning 20% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 21.604 of the TBOC) with a Texas corporation for three years following the time such person became an “affiliated shareholder”; unless, among other things, the “business combination” or the purchase or acquisition of shares made by the “affiliated shareholder” is approved by the board of directors of such corporation before such person became an “affiliated shareholder.” The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Subchapter M of Chapter 21 of the TBOC. The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, for purposes of Subchapter M of Chapter 21 of the TBOC.

A Texas corporation may elect not to be covered by Subchapter M of Chapter 21 of the TBOC in its original articles of incorporation or bylaws or through an amendment to its articles of incorporation or bylaws approved by the affirmative vote of the holders, other than an “affiliated shareholder” or an affiliate or associate of the “affiliated shareholder”, of at least two-thirds of the outstanding voting stock of the “issuing public corporation” (as defined in Section 21.601 of the TBOC). An amendment electing not to be governed by Subchapter M of Chapter 21 of the TBOC is not effective until 18 months after the adoption of such amendment and does not apply to any business combination between an issuing public corporation and any person who became an “affiliated shareholder” of such corporation on or prior to the effective date of the amendment. Neither the Company’s amended and restated articles of incorporation nor bylaws exclude the Company from the coverage of Subchapter M of Chapter 21 of the TBOC.

(b) Appraisal Rights.

Holders of Common Shares do not have dissent and appraisal rights in connection with the Offer. However, if the Merger is completed, Shareholders who have not tendered their Common Shares in the Offer and voted against the Merger (unless no vote of Shareholders is required by the TBOC in connection with the Merger pursuant to the provisions of Section 10.006 of the TBOC) or has not consented to the Merger in writing if the Merger is to be approved by the written consent of Shareholders, and who otherwise comply with the applicable statutory procedures under Subchapter H of Chapter 10 of the TBOC will be entitled to receive a judicial determination of the fair value of their Common Shares and to receive payment of such fair value in cash (all such Common Shares, the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day preceding the effective date of the Merger, required to be paid in cash to such dissenting holders. Any appreciation or depreciation in the value of the Common Shares occurring in anticipation of the Merger or as a result of the Merger must be specifically excluded from the computation of the fair value of the Dissenting Shares. In addition, holders of Dissenting Shares would be entitled to receive payment of interest accruing from the 91st day after the effective date of the Merger until the date of the judgment determining the fair value of their Dissenting Shares. The appraiser appointed by the court to determine the fair value of the Dissenting Shares is entitled to examine the books and records of Imperial Sugar and may conduct investigations as the appraiser considers appropriate. Accordingly, any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Common Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price or the consideration paid in the Merger. Shareholders also should note that the investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value of the Dissenting

Shares under the TBOC. In the event that any holder of Common Shares who properly demands appraisal under Subchapter H of Chapter 10 of the TBOC fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the TBOC, the Common Shares of such Shareholder will be converted into the right to receive the consideration paid in the Merger. Failure to follow the steps required by Subchapter H of Chapter 10 of the TBOC for perfecting dissent and appraisal rights may result in the loss of such rights.

The foregoing summary of dissent and appraisal rights under Texas law does not purport to be a complete statement of the procedures to be followed by Shareholders desiring to exercise any dissent and appraisal rights available thereunder and is qualified in its entirety by reference to Subchapter H of Chapter 10 of the TBOC, the text of which is set forth in Annex B hereto. The perfection of dissent and appraisal rights requires strict adherence to the applicable provisions of the TBOC. If a Shareholder withdraws or loses his right to appraisal, such Shareholder will only be entitled to receive the consideration paid in the Merger. Notwithstanding anything to the contrary contained in the Merger Agreement, each of Imperial Sugar and Merger Sub have acknowledged and agreed in the Merger Agreement that, with respect to Dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, the Common Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Parent or Merger Sub to Imperial Sugar as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Subchapter H of Chapter 10 of the TBOC.

Additional notices regarding dissent and appraisal rights will be sent to non-tendering holders of Common Shares after the completion of the Merger if approval of Shareholders is not required under applicable law in order to complete the Merger (i.e., in the event that Parent, Merger Sub and any other direct or indirect subsidiary of Parent collectively own at least 90% of the outstanding Common Shares and are able to complete a short-form merger pursuant to Section 10.006 of the TBOC), or in connection with the proxy statement relating to the special meeting of Shareholders if approval of Shareholders is required under applicable law in order to complete the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SUBCHAPTER H OF CHAPTER 10 OF THE TBOC FOR PERFECTING DISSENT AND APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS. DISSENT AND APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS COMPLETED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENT AND APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENT AND APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

SHAREHOLDERS WHO TENDER THEIR COMMON SHARES INTO THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENT AND APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c) United States Antitrust Compliance.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The purchase of Common Shares pursuant to the Offer is subject to the HSR Act. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Common Shares by us pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer or seeking divestiture of the Common Shares so acquired or divestiture of assets of Parent or Imperial Sugar.

Private parties (as well as individual States of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of Imperial Sugar and Parent will file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Common Shares pursuant to the Offer will expire 15 days (or the next business day) after the filing by Parent is made.

(d) Litigation.

On May 2, 2012, a putative shareholder derivative lawsuit captioned Smith v. Gaffney, et al., Cause No. 12-DCV-197904, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, as well as LDC, Parent and Merger Sub. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties and abuse of control in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing and that their conduct constituted an abuse of their ability to control Imperial Sugar. The petition also alleges that LDC, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 2, 2012, a putative shareholder derivative lawsuit captioned Oshea v. Imperial Sugar Company, et al., Cause No. 12-DCV-197901, was filed in the District Court of Fort Bend County, Texas. The Petition names as defendants Imperial Sugar, the members of the Board of Directors, as well as Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, due care and disclosure. The petition also alleges that Imperial Sugar, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 3, 2012, the Board of Directors received a demand letter from counsel for two shareholders, Shmuel and Avrohom Zaks, containing similar assertions and requesting that Imperial Sugar terminate the proposed transaction. Among other things, this demand letter contends that the Company’s directors were motivated by prospects for personal economic benefit and therefore cannot be considered disinterested.

On May 4, 2012, a putative shareholder derivative lawsuit captioned Gruber v. Coan, et al., Cause No. 2012- 26265, was filed in the District Court of Harris County, Texas. The Petition names as defendants the members of the Board of Directors, as well as Parent and Merger Sub. Imperial Sugar was named as a nominal defendant.

The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, candor and independence. The petition also alleges that Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the members of the Board of Directors from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 4, 2012, a putative shareholder derivative lawsuit captioned Del Parigi v. Imperial Sugar Company, et al., Cause No. 12-DCV-197961, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Board of Directors, as well as Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, due care and disclosure. The petition also alleges that Imperial Sugar, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 7, 2012, a putative shareholder class action lawsuit captioned Kahn v. Gaffney, et al., Cause No. 12-DCV-197982, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, Imperial Sugar, as well as LDC and Merger Sub. The plaintiff brought this action on behalf of shareholders of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, entire fairness, good faith and care. The petition also alleges that LDC and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 8, 2012, a putative shareholder derivative suit captioned Reading v. Sheptor, et al., Cause No. 12-DCV-198016, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, Imperial Sugar, as well as LDC, Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, independence, and due care. The petition also alleges that Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition also alleges that members of the Board of Directors wasted corporate assets by entering into the Merger. The petition seeks, among other things, to enjoin the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

While Imperial Sugar believes these claims are without merit and intends to defend against them vigorously, given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of ultimate loss, if any, be reasonably estimated.

(e) Golden Parachute Compensation.

The information below is intended to comply with item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each “named executive officer” of the Company that is based on or otherwise relates to the Merger. The terms and conditions related to compensation that is based on or otherwise related to the Merger are described in “Item 3. Arrangements with Directors and Executive Officers and Directors — Summary of Potential Payments upon or in connection with a Change in Control to Named Executive Officers” and are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each NEO’s golden parachute compensation, assume the following:

•

Consummation of the Offer constitutes a change of control for purposes of the applicable compensation plan or agreement, and the Offer was consummated on May 8, 2012, the latest practicable date prior to the filing of this Schedule 14D-9;

•	Each NEO’s employment is terminated without “cause” immediately following the consummation of the Offer; and

•	The price per Common Share paid in the Offer and Merger was $6.35, the per share price payable under the Offer and Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Totals ($)
John C. Sheptor	$1,801,800	$482,060	—	$53,526	$600,600	$2,937,986
Chief Executive Officer
H.P. Mechler	$505,440	$129,883	—	$33,510	$168,480	$837,313
Senior Vice President — Chief Financial Officer
Louis T. Bolognini	$463,008	$175,146	—	$33,510	$154,336	$826,000
Senior Vice President — Secretary and General Counsel
Patrick D. Henneberry	$552,620	$142,919	—	$26,389	$184,207	$906,135
Senior Vice President — Commodities Management
Raylene M. Carter	$238,000	$83,350	—	$14,685	$71,400	$407,435
Vice President — Manufacturing

(1)	The amount in this column for Mr. Sheptor reflects a lump sum payment equal to 300% of his base salary in effect on the assumed date of termination. The amounts in this column for Messrs. Henneberry, Bolognini and Mechler reflect a lump sum payment equal to 150% the executive’s respective base salary in effect on the assumed date of termination. The amount in this column for Ms. Carter reflects a lump sum payment equal to 100% of her base salary in effect on the assumed date of termination. Base salaries as of the effective time of the Offer and Merger for Messrs. Sheptor, Henneberry, Bolognini and Mechler and Ms. Carter are expected to be $600,600, $368,413, $308,672, $336,960, and $238,000, respectively. The severance amounts for Mr. Sheptor are “double trigger” payments, payable if he is terminated by the Company without “cause” or resigns for “good reason” within 12 months following a change in control, which would include the consummation of the Offer. The severance amounts for all of the other executives (other than Mr. Sheptor) are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company without “cause” within 90 days prior to, or 18 months following the effective date of a change in control which would include the consummation of the Offer.
(2)	Represents the “single trigger” payments, payable as a result of the consummation of the Offer. The amounts in this column reflect the value of the cash Offer or Merger consideration payable in respect of unvested Restricted Shares, including Restricted Shares that are tendered into the Offer. The amounts for each NEO represent the following amounts: for Mr. Sheptor $482,060 for 75,915 unvested Restricted Shares, for Mr. Mechler $129,883 for 20,454 unvested Restricted Shares, for Mr. Bolognini $175,146 for 27,582 unvested Restricted Shares, for Mr. Henneberry $142,919 for 22,507 unvested Restricted Shares, and for Ms. Carter $83,350 for 13,126 unvested Restricted Shares, less applicable tax withholdings.
(3)

The amounts reported in this column for each of the NEOs (other than Mr. Sheptor) reflect the approximate cost of premiums for continued coverage under our healthcare plans for a period of 12 months. These severance benefits are “double trigger” benefits, that are provided if the executive resigns for “good reason” or is terminated by the Company without “cause” or a disability) within 90 days prior to, or 18 months following the effective date of a change in control which would include the consummation of the Offer. The amounts reported in this column for Mr. Sheptor reflect the approximate cost of 2 years of continued coverage under our health plans in which the executive participates and outplacement benefits at a cost of $30,000 (which reflects the maximum post-employment benefits continuation which he could be eligible to receive). The severance benefits for Mr. Sheptor are “double trigger” benefits, that are provided if he is terminated by the Company without “cause” or resigns for “good reason” within 12 months following a change in control, which would include the consummation of the Offer.
(4)	The amounts in this column reflect the amount of each NEO’s target bonus for fiscal year 2012 payable under the fiscal 2012 Management Incentive Plan. The target annual bonus for fiscal 2012 for Messrs. Sheptor, Mechler, Bolognini, and Henneberry and Ms. Carter were $600,600, $168,480, $154,336, $184,207 and $71,400, respectively. These are “single trigger” payments, payable as a result of the consummation of the Offer.

The consummation of the Offer would qualify as a change of control under each of the agreements discussed above.

(f) Top-Up Option.

Subject to the terms of the Merger Agreement, Imperial Sugar has granted to Parent and Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from Imperial Sugar an aggregate number of newly-issued Common Shares equal to the lesser of (i) the number of Common Shares that, when added to the other Common Shares owned by Parent, Merger Sub and any other direct or indirect subsidiary of Parent at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Common Shares that would be outstanding immediately after the issuance of all Common Shares subject to the Top-Up Option on a fully diluted basis or (ii) the aggregate number of Common Shares that Imperial Sugar is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for, reserved for issuance or otherwise committed to be issued) at the time of exercise of the Top-Up Option, at a price per share equal to the Offer Price. The summary of the Top-Up Option in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase is incorporated herein by reference.

(g) Short-Form Merger.

Section 10.006 of the TBOC provides that, if a parent company directly or indirectly owns at least 90% of the issued and outstanding shares of each class of a subsidiary’s capital stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company or one of its other subsidiaries pursuant to the “short-form” merger procedures without prior notice to, or the approval or consent of, the other shareholders of the subsidiary. If, as a result of the Top-Up Option or otherwise, Parent, Merger Sub and any other direct or indirect subsidiary of Parent acquire at least 90% of the issued and outstanding Common Shares on a fully-diluted basis, Parent, Merger Sub and Imperial Sugar will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained without any notice to or approval or consent of the other Shareholders in accordance with the “short-form” merger procedures set forth in Section 10.006 of the TBOC.

(h) Approval of Shareholders.

If approval of Shareholders is required under applicable law in order to complete the Merger (i.e., in the event that Parent, Merger Sub and any other direct or indirect subsidiary of Parent do not collectively own at least 90% of the outstanding Common Shares and are unable to complete a short-form merger pursuant to Section 10.006 of the TBOC), the Merger Agreement must be approved by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Common Shares. Imperial Sugar will as promptly as practicable following the consummation of the Offer, and after the related proxy statement is cleared by the SEC for mailing to Shareholders and upon the request of Parent, establish a record date for, duly call and give notice of a special meeting of its Shareholders. Even if the Company holds a vote to approve the Merger, upon completion of the Offer, Parent, Merger Sub and other direct or indirect subsidiaries of Parent will, however, hold two-thirds of the outstanding Common Shares and therefore have the ability to approve the Merger on their own.

(i) Going Private Transactions.

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Common Shares pursuant to the Offer. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because Parent and Merger Sub were not, at the time the Merger Agreement was executed, and are not, an affiliate of Imperial Sugar (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, shareholders will receive the same price per Share as the Offer Price.

Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Imperial Sugar and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders before the completion of a transaction.

(j) Projected Financial Information.

Imperial Sugar’s senior management does not, as a matter of course, make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, Imperial Sugar provided certain financial forecasts prepared by senior management to LDC, Parent and Merger Sub as described in this Item 8(j). Imperial Sugar also provided financial forecasts to the Board and Perella Weinberg in connection with their consideration of the Offer and the Merger as described in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the Imperial Sugar Board of Directors.” The inclusion of the financial information in this Item 8(j) and Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the Imperial Sugar Board of Directors” should not be regarded as an indication that LDC, Parent, Merger Sub, the Board, Perella Weinberg, or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Imperial Sugar’s business. Many of these matters are beyond Imperial Sugar’s control and the continuing uncertainty surrounding general economic conditions and in the industry creates significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections described in this Item 8(j) were prepared solely for internal use and for use in connection with Imperial Sugar’s evaluation of strategic alternatives and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by Imperial Sugar’s management. Neither Imperial Sugar’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections in this Item 8(g) do not take into account any circumstances or events occurring after December 22, 2011, the date they were prepared.

Imperial Sugar has made publicly available its actual results of operations for the quarter ended March 31, 2012. You should review Imperial Sugar’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed on May 10, 2012 to obtain this information. See “Where You Can Find More Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any Shareholder regarding the information included in these projections.

The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, Imperial Sugar undertakes no obligation to update, or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

	FY12	FY13	FY14	FY15
Net Sales	$904,443	$873,677	$909,227	$916,245
Gross Margin	3.0%	4.1%	4.4%	4.6%
EBITDA	$9,699	$18,367	$21,781	$22,756
Free Cash Flow*	(47,443)	(9,775)	(1,739)	7,067

*	Excluding estimated joint venture sales proceeds.

(k) Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of Imperial Sugar, please see the following documents that have been filed by Imperial Sugar with the SEC, each of which is incorporated herein by reference:

•	Imperial Sugar’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the SEC on May 10, 2012.

•	Current Report on Form 8-K filed by Imperial Sugar on May 1, 2012.

•	Current Report on Form 8-K filed by Imperial Sugar on April 12, 2012.

•	Current Report on Form 8-K filed by Imperial Sugar on March 23, 2012.

•	Current Report on Form 8-K filed by Imperial Sugar on March 9, 2012.

•	Imperial Sugar’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011 filed with the SEC on February 9, 2012.

•	Current Report on Form 8-K filed by Imperial Sugar on February 7, 2012.

•	Imperial Sugar’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC on January 6, 2012.

•	Current Report on Form 8-K filed by Imperial Sugar on December 30, 2011.

•	Current Report on Form 8-K filed by Imperial Sugar on December 22, 2011.

•	Current Report on Form 8-K filed by Imperial Sugar on December 20, 2011.

•	Current Report on Form 8-K filed by Imperial Sugar on December 8, 2011.

•	Current Report on Form 8-K filed by Imperial Sugar on November 8, 2011.

(l) Forward-Looking Statements.

Statements herein regarding the proposed transaction among LDC and Imperial Sugar, future financial and operating results and any other statements about future expectations constitute “forward-looking statements” as defined by the federal securities laws. Forward-looking statements include, without limitation, statements regarding the consummation of business combination and similar transactions (including timing of completion and financial benefits to the Offer or the Merger), prospective performance and opportunities and the outlook for Imperial Sugar’s or any successor’s business, and the intent of any parties about future actions. Forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs, expectations and assumptions and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements. Imperial Sugar believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to Imperial Sugar or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and Imperial Sugar undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in Imperial Sugar’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended September 30, 2011, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 11, 2012 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(a)(1)(B)	Form of Letter of Transmittal for Shares (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(a)(1)(C)	Form of Letter of Transmittal for Restricted Shares (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

Exhibit No.	Description

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on May 1, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Imperial Sugar Company on May 1, 2012).

(a)(1)(H)	Joint Press Release issued by Louis Dreyfus Commodities LLC and Imperial Sugar Company on May 11, 2012 (incorporated by reference to Exhibit (a)(1)(viii) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(a)(2)(A)	Opinion of Perella Weinberg Partners, dated April 30, 2012 (incorporated by reference to Annex A attached to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among LD Commodities Sugar Holdings LLC, Louis Dreyfus Commodities Subsidiary Inc. and Imperial Sugar Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).[1]

(e)(2)	Guarantee, dated as of May 1, 2012, delivered by Louis Dreyfus Commodities LLC in favor of Imperial Sugar Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Imperial Sugar Company on May 1, 2012).

(e)(3)	Second Amendment to Rights Agreement, dated as of May 1, 2012, between Imperial Sugar Company and Computershare Shareowner Services LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Imperial Sugar Company on May 1, 2012).

(e)(4)	Form of Tender and Voting Agreement, among Parent, Merger Sub and certain stockholders of Imperial Sugar (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(e)(5)	Confidentiality Letter Agreement, dated July 22, 2011, between LDC and Imperial Sugar Company (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(e)(6)	Amendment to Confidentiality Letter Agreement, dated April 16, 2012, between LDC and Imperial Sugar Company (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(e)(7)	Amendment to Confidentiality Letter Agreement, dated April 26, 2012, between LDC and Imperial Sugar Company (incorporated by reference to Exhibit (d)(5) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(e)(8)	Exclusivity Letter Agreement, dated April 13, 2012, between LDC and Imperial Sugar Company (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(e)(9)	Amendment to Exclusivity Letter Agreement, dated April 30, 2012, between LDC and Imperial Sugar Company (incorporated by reference to Exhibit (d)(7) of the Schedule TO filed by Parent and Merger Sub on May 11, 2012).

(e)(10)	Imperial Sugar Company Long Term Incentive Plan as amended and restated effective December 9, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Imperial Sugar Company on February 22, 2011).

(e)(11)	Summary of Imperial Sugar Company Management Incentive Plan for fiscal 2011 and 2012 (incorporated by reference to Exhibit 10(e) to the Company’s Form 10-K filed January 6, 2012).

Exhibit No.	Description

(e)(12)	Executive Employment Agreement with John C. Sheptor (previously filed as Exhibit 10.1 to the Form 8-K dated August 10, 2009 and incorporated herein by reference).

(e)(13)	Severance and Change of Control Agreement for Louis T. Bolognini (previously filed as Exhibit 10.2 to the Form 8-K dated August 10, 2009 and incorporated herein by reference).

(e)(14)	Severance and Change of Control Agreement for Patrick D. Henneberry (previously filed as Exhibit 10.3 to the Form 8-K dated August 10, 2009 and incorporated herein by reference).

(e)(15)	Specimen of Change in Control Agreement for certain of Imperial Sugar’s officers (previously filed as Exhibit 10(a)(6) to the 2008 Form 10-K and incorporated herein by reference).

(e)(16)	Imperial Sugar Company Severance Plan (previously filed as Exhibit 10 to the Form 8-K dated February 7, 2012 and incorporated herein by reference).

Annex A	Opinion of Perella Weinberg Partners dated April 30, 2012.*

Annex B	Subchapter H (Rights of Dissenting Owners) of Chapter 10 (Mergers, Interest Exchanges, Conversions and Sales of Assets) of the Texas Business Organizations Code.*

*	Included with the statement mailed to the Shareholders.

[1]

The Agreement and Plan of Merger is filed as Exhibit (e)(1) hereto in order to correct a typographical error in the Agreement and Plan of Merger, dated as of May 1, 2012, by and among LD Commodities Sugar Holdings LLC, Louis Dreyfus Commodities Subsidiary Inc. and Imperial Sugar Company, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Imperial Sugar Company on May 1, 2012. Such correction reflects the parties’ agreement that the reference to “20%” in Section 8.6(b)(iii) in the version of the Agreement filed on May 1, 2012 was supposed to read “15%”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPERIAL SUGAR COMPANY

By:	/s/ H.P. Mechler
Name:	H.P. Mechler
Title:	Senior Vice President & Chief Financial Officer

Dated: May 11, 2012

Annex A

PERELLA WEINBERG PARTNERS LP

767 FIFTH AVENUE

NEW YORK, NY 10153

PHONE: 212-287-3200

FAX: 212-287-3201

PERSONAL AND CONFIDENTIAL

April 30, 2012

The Board of Directors

Imperial Sugar Company

8016 Highway 90-A, P.O. Box 9

Sugar Land, Texas 77487-0009

Members of the Board of Directors:

We understand that Imperial Sugar Company, a Texas corporation (the “Company”), LD Commodities Sugar Holdings, a Delaware limited liability company (“Parent”), and Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the tender offer for all of the outstanding shares of common stock, without par value, of the Company (the “Company Common Stock”), pursuant to which Merger Sub will pay $6.35 per share in cash (the “Per Share Consideration”) for each share of Company Common Stock accepted (the “Tender Offer”). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than Company Common Stock held in treasury or owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent (“Parent Affiliates”), will be converted into the right to receive the Per Share Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. We understand that Parent is an affiliate of Louis Dreyfus Commodities LLC.

You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock (other than the Parent Affiliates), of the Per Share Consideration to be received by such holders in the proposed Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information of the Company;

2.	reviewed certain internal financial statements, analyses, forecasts, and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company (the “Company Forecasts”);

3.	discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

4.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

5.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

6.	reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

7.	reviewed the premia paid in certain publicly available transactions, which we believed to be generally relevant;

8.	reviewed certain historical internal financial forecasts relating to the business of the Company prepared by its management and compared them to actual financial results and discussed such comparison with management;

9.	reviewed a draft dated April 30, 2012 of the Merger Agreement; and

10.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. You have informed us of, and we have taken into account in arriving at our opinion, the Company’s liquidity position and potential capital requirements. We have assumed that the final executed Merger Agreement will not differ in any material respect from the draft Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock (other than the Parent Affiliates) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement (or any related agreement) or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses arising, and indemnify us for certain liabilities and other items that may arise, out of our engagement. Perella Weinberg Partners LP has been serving as a financial advisor to the Company with respect to certain strategic matters and has received customary compensation therefor. During the two year period prior to the date hereof, no other material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company or Parent pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is only for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by, the Parent Affiliates or the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of the Company Common Stock (other the Parent Affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Annex B

TEXAS BUSINESS ORGANIZATIONS CODE SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS CHAPTER 10. MERGERS, INTEREST EXCHANGES, CONVERSIONS AND SALES OF ASSETS

Sec. 10.351. APPLICABILITY OF SUBCHAPTER. (a) This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b) This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c) The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

Sec. 10.352. DEFINITIONS. In this subchapter:

(1) “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A) provides notice under Section 10.356; and

(B) complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2) “Responsible organization” means:

(A) the organization responsible for:

(i) the provision of notices under this subchapter; and

(ii) the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B) with respect to a merger or conversion:

(i) for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii) for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C) with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D) with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

Sec. 10.353. FORM AND VALIDITY OF NOTICE. (a) Notice required under this subchapter:

(1) must be in writing; and

(2) may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b) Failure to provide notice as required by this subchapter does not invalidate any action taken.

Sec. 10.354. RIGHTS OF DISSENT AND APPRAISAL. (a) Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1) dissent from:

(A) a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B) a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C) a plan of exchange in which the ownership interest of the owner is to be acquired;

(D) a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E) a merger effected under Section 10.006 in which:

(i) the owner is entitled to vote on the merger; or

(ii) the ownership interest of the owner is converted or exchanged; and

(2) subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b) Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A) listed on a national securities exchange; or

(B) held of record by at least 2,000 owners;

(2) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A) ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii) held of record by at least 2,000 owners;

(B) cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C) any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c) Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

Sec. 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL. (a) A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1) the action or proposed action is submitted to a vote of the owners at a meeting; or

(2) approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b) If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c) A notice required to be provided under Subsection (a) or (b) must:

(1) be accompanied by a copy of this subchapter; and

(2) advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or (3) may be provided.

(d) In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1) each owner who consents in writing to the action before the owner delivers the written consent; and

(2) each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e) Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

Sec. 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL. (a) An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b) To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A) is addressed to the entity’s president and secretary;

(B) states that the owner’s right to dissent will be exercised if the action takes effect;

(C) provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D) is delivered to the entity’s principal executive offices before the meeting;

(2) with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A) must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B) may not consent to the action if the action is approved by written consent; and

(3) must give to the responsible organization a demand in writing that:

(A) is addressed to the president and secretary of the responsible organization;

(B) demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C) provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D) states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E) is delivered to the responsible organization at its principal executive offices at the following time:

(i) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii) not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners; or

(iii) not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c) An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d) Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e) If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

Sec. 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST. (a) An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1) payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2) a petition has been filed under Section 10.361.

(b) Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

Sec. 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER. (a) Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1) accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2) rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b) If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

(c) If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1) an estimate by the responsible organization of the fair value of the ownership interests; and

(2) an offer to pay the amount of the estimate provided under Subdivision (1).

(d) If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect.

(e) If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1) endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2) signed assignments of the ownership interests if the ownership interests are uncertificated.

Sec. 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST. (a) A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b) If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1) a reference to the demand; and

(2) the name of the original dissenting owner of the ownership interest.

Sec. 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST. A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

Sec. 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS. (a) If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1) the county in which the organization’s principal office is located in this state; or

(2) the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b) A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c) On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d) The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1) the responsible organization; and

(2) each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e) The court shall:

(1) determine which owners have:

(A) perfected their rights by complying with this subchapter; and

(B) become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2) appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f) The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g) The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1) the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2) the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

Sec. 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST. (a) For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b) In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c) The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

Sec. 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES. (a) An appraiser appointed under Section 10.361 has the power and authority that:

(1) is granted by the court in the order appointing the appraiser; and

(2) may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b) The appraiser shall:

(1) determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2) file with the court a report of that determination.

(c) The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d) The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

Sec. 10.364. OBJECTION TO APPRAISAL; HEARING. (a) A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b) If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c) Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d) The responsible organization shall:

(1) immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2) pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e) On payment of the judgment, the dissenting owner does not have an interest in the:

(1) ownership interest for which the payment is made; or

(2) responsible organization with respect to that ownership interest.

Sec. 10.365. COURT COSTS; COMPENSATION FOR APPRAISER. (a) An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b) All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

Sec. 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER. (a) An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1) in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2) in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b) An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1) receive payment for the ownership interest under this subchapter; and

(2) bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c) An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

Sec. 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT. (a) The rights of a dissenting owner terminate if:

(1) the owner withdraws the demand under Section 10.356;

(2) the owner’s right of dissent is terminated under Section 10.356;

(3) a petition is not filed within the period required by Section 10.361; or

(4) after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b) On termination of the right of dissent under this section:

(1) the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2) the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3) the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4) the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5) any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6) the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

Sec. 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL. In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1) the value of the ownership interest; or

(2) money damages to the owner with respect to the action.

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